Exhibit 99.15

MANAGEMENT’S DISCUSSION

AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

This Management’s Discussion and Analysis of the financial condition and results of operations (“MD&A”) for Torex Gold Resources Inc. (“Torex” or the “Company”) was prepared as at May 7, 2025 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2025. It should also be read in conjunction with the Company’s audited consolidated financial statements and annual MD&A for the year ended December 31, 2024. This MD&A contains forward-looking statements that are subject to risks and uncertainties as discussed under “Cautionary Notes”. This MD&A also includes the disclosure of certain non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” which identifies the non-GAAP financial measures discussed in this MD&A for further information, including a reconciliation to the comparable measures in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included herein are United States dollars (“U.S. dollar”) unless otherwise stated.

HIGHLIGHTS

•

Safety performance: The Company recorded one lost-time injury during the quarter when a contractor suffered an ankle fracture. As at March 31, 2025, the lost-time injury frequency (“LTIF”) for the Morelos Complex was 0.59 per million hours worked for both employees and contractors on a rolling 12-month basis. During the quarter, the internal investigation into the fatal carbon monoxide exposure that occurred in December 2024 was concluded and follow up action items are being tracked to completion. In addition, the Company has embarked on a comprehensive ‘Next Level Safety’ program with a view to ensuring that the operations resumes and maintains its prior fatality free status.

•

Gold payable production: On a gold equivalent ounce (“oz AuEq”) basis, payable production for the quarter was 59,630 oz AuEq[1], including 58,330 oz Au. Production in the quarter was as expected and driven by the planned four-week tie-in period at the processing plant in connection with the Media Luna Project. The Company is on track to achieve annual payable production guidance of 400,000 to 450,000 oz AuEq[1].

•

Gold sold: The Company sold 60,568 oz AuEq[1] at a record quarterly average realized gold price[2] of $2,793 per oz, contributing to revenue of $170.0 million, which was lower than the quarterly average as sales of metal produced from the new circuits as part of the Media Luna Project commenced in April.

•

All-in sustaining costs[2]: All-in sustaining costs of $1,405 per oz AuEq sold[1] relative to guidance of $1,400 to $1,600 per oz AuEq sold[1]. All-in sustaining costs margin[2] of $1,388 per oz AuEq sold, implying an all-in sustaining costs margin[2] of 50%. Cost of sales was $94.1 million or $1,554 per oz AuEq sold in the quarter.

•

Net income and adjusted net earnings[2]: Reported net income of $39.0 million or earnings of $0.45 per share on both a basic and dilutive basis. Adjusted net earnings of $35.9 million or $0.42 per share on a basic basis and $0.41 per share on a diluted basis.

•	EBITDA[2] and adjusted EBITDA[2]: Generated EBITDA of $88.1 million and adjusted EBITDA of $91.8 million.

•

Cash flow generation: Net cash used in operating activities totalled $9.9 million and $17.7 million before changes in non-cash operating working capital. Net cash used in operating activities (including changes in non-cash operating working capital) of $9.9 million including income taxes paid of $101.6 million, reflecting the annual payment of mining taxes and annual true-up of corporate income taxes, and payment of the 0.5% royalty in respect of 2024 of $4.7 million. Negative free cash flow[2] of $133.3 million is net of cash outlays for capital expenditures, lease payments, and interest, including borrowing costs capitalized. Negative free cash flow was a result of the lower sales volumes due to the four-week tie-in period at the processing plant and capital expenditures of $123.5 million in the first quarter of 2025.

•

Financial liquidity: The quarter closed with $197.6 million in available liquidity[2], including $106.5 million in cash and $91.1 million available on the $300.0 million credit facilities, net of borrowings of $195.0 million and letters of credit outstanding of $13.9 million.

•

Media Luna Project: In late March, the tie-in period was completed at the processing plant and the Company achieved first production of copper concentrate, marking the substantial completion of the Media Luna Project. Effective April 26, 2025, Media Luna reached the production stage, and commercial production was declared. During the quarter, $55.5 million was invested in the project and as of March 31, 2025, physical progress on the Project was approximately 98%.

1 Torex Gold Resources Inc. | TSX: TXG

•

Exploration and Drilling Activities: In February, the Company announced results from the ongoing drilling program at Media Luna West and results from initial drill testing at Media Luna East[3]. The advanced exploration drilling program at Media Luna West has defined a mineralized footprint of 600 metres (“m”) by 400 m with multiple high-grade intercepts. The intercepts indicate the exploration upside to the west of the defined resource boundaries of Media Luna and EPO. Initial drill testing at Media Luna East returned strong results, with multiple high-grade intercepts, many with copper (“Cu”) grades in excess of 2%. Drilling at both targets is part of the Company’s exploration strategy, which is focused, in part, on unlocking the resource potential of the Morelos Complex in order to enhance and extend the production profile.

•

Year-end Mineral Reserves & Resources[4]: At EPO, an inaugural Probable Reserve of 781 koz AuEq was declared in September 2024 and an updated reserve estimate for EPO is currently being undertaken as part of the internal feasibility study. Due to drilling undertaken in 2024 north of the EPO deposit, Inferred Resources at EPO increased 32% to 954 koz AuEq from 721 koz AuEq. At ELG Underground, drilling was successful at replacing depletion with Proven and Probable Reserves increasing 1% to 662 koz AuEq during the year, supporting a reserve life through early 2029, which assumes an average mining rate of 2,800 tpd through 2026 and approximately 2,000 tpd thereafter. At Media Luna, updated mineral reserves and mineral resources primarily reflect results of definition drilling as well as modest refinements to some stope shapes. With the completion of the Media Luna Project, step-out and infill drilling at Media Luna is set to resume in 2025, with the goal of expanding and upgrading mineral resources as well as replacing mineral reserves. The positive results from the 2024 drilling program solidifies annual payable production of at least 450,000 koz AuEq through 2030 and a reserve life out to at least 2035. With approximately 125,000 m of drilling planned in 2025, almost double the metres drilled in 2024, the Company is focused on enhancing the base case production profile beyond 2030, extending the reserve life of the underground deposits, and further showcasing the underlying potential of the broader Morelos Property by testing several regional targets.

[1]

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the three months ended March 31, 2025, market prices averaged $2,860/oz gold, $31.88/oz silver, and $4.24/lb copper. Guidance for 2025 assumed metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper.

[2]

These measures are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

[3]

For more information on Media Luna drilling results, see the Company’s news release titled “Torex Gold Reports Excellent Drill Results from Media Luna West and Initial Results from Media Luna East” issued on February 24, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

[4]

Mineral reserve and mineral resource estimates for the Morelos Complex can be found in tables 26 and 27, respectively, of this MD&A. AuEq values account for underlying metal prices and metallurgical recoveries used in reserve and resource estimates. For additional information on the mineral reserve and mineral resource estimates for the Morelos Complex, please see the Company’s annual information form for the year ended December 31, 2024, or the Company’s news release titled “Torex Gold Reports Year-end 2024 Reserves & Resources” issued on March 19, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

2 Torex Gold Resources Inc. | TSX: TXG

OPERATING AND FINANCIAL HIGHLIGHTS

Table 1.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended
		Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Safety
Lost-time injury frequency[1]	/million hours	0.59	0.61	0.15
Total recordable injury frequency[1]	/million hours	1.52	1.48	0.97
Operating Results - Gold Equivalent basis
Gold equivalent payable produced[2]	oz AuEq	59,630	105,132	117,054
Gold equivalent sold[2]	oz AuEq	60,568	110,419	114,106
Total cash costs[2,3]	$ /oz AuEq	1,020	932	944
Total cash costs margin[2,3]	$ /oz AuEq	1,773	1,555	1,079
All-in sustaining costs[2,3]	$ /oz AuEq	1,405	1,112	1,222
All-in sustaining costs margin[2,3]	$ /oz AuEq	1,388	1,375	801
Average realized gold price[2,3]	$ /oz	2,793	2,487	2,023
Financial Results
Revenue		$170.0	295.0	236.5
Cost of sales		$94.1	153.5	157.4
Earnings from mine operations		$75.9	141.5	79.1
Net income		$39.0	60.4	43.1
Per share – Basic	$ /share	0.45	0.70	0.50
Per share – Diluted	$ /share	0.45	0.69	0.50
Adjusted net earnings[3]		$35.9	70.6	35.9
Per share – Basic[3]	$ /share	0.42	0.82	0.42
Per share – Diluted[3]	$ /share	0.41	0.81	0.42
EBITDA[3]		$88.1	162.8	98.0
Adjusted EBITDA[3]		$91.8	154.3	113.2
Cost of sales - gold equivalent basis	$ /oz AuEq	1,554	1,390	1,378
Net cash (used in) generated from operating activities		$(9.9)	122.8	79.8
Net cash (used in) generated from operating activities before changes in non-cash operating working capital		$(17.7)	136.3	72.5
Free cash flow[3]		$(133.3)	(7.7)	(59.4)
Cash and cash equivalents		$106.5	110.2	113.2
Debt, net of deferred finance charges		$193.1	62.9	—
Lease-related obligations		$86.5	78.3	44.0
Net (debt) cash[3]		$(175.0)	(33.1)	69.2
Available liquidity[3]		$197.6	331.5	405.3

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.

Total cash costs, total cash costs margin, all-in sustaining costs, all-in sustaining costs margin, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net (debt) cash and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

3 Torex Gold Resources Inc. | TSX: TXG

FIRST QUARTER REPORT

The following abbreviations are used throughout this MD&A: $ (United States dollar), C$ (Canadian dollar), MXN (Mexican peso), TCC (total cash costs), AISC (all-in sustaining costs), Au (gold), AuEq (gold equivalent), Ag (silver), Cu (copper), oz (ounce), gpt (grams per tonne), koz (thousand ounces), moz (million ounces), lb (pound), klb (thousand pounds), mlb (million pounds), kt (thousand tonnes), mt (million tonnes), m (metres), km (kilometres), MW (megawatt), kV (kilovoltage), w:o (waste to ore), and tpd (tonnes per day).

TABLE OF CONTENTS

HIGHLIGHTS	1

OPERATING AND FINANCIAL HIGHLIGHTS	3

TABLE OF CONTENTS	4

COMPANY OVERVIEW	5

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES	5

GOLD EQUIVALENT REPORTING	6

GUIDANCE	7

2025 OBJECTIVES	8

FINANCIAL RESULTS	9

FIRST QUARTER 2025 FINANCIAL RESULTS	9

RESULTS OF OPERATIONS	12

ENVIRONMENT, SOCIAL & GOVERNANCE	13

DEVELOPMENT ACTIVITIES	15

EXPLORATION AND DRILLING ACTIVITIES	20

FINANCIAL CONDITION REVIEW	23

DEBT FINANCING	25

LIQUIDITY AND CAPITAL RESOURCES	25

OUTSTANDING SHARE DATA	28

NON-GAAP FINANCIAL PERFORMANCE MEASURES	29

ADDITIONAL IFRS FINANCIAL MEASURES	38

ECONOMIC TRENDS	38

SUMMARY OF QUARTERLY RESULTS	40

OFF-BALANCE SHEET ARRANGEMENTS	40

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES	40

RECENT ACCOUNTING PRONOUNCEMENTS	40

FINANCIAL RISK MANAGEMENT	40

RISKS AND UNCERTAINTIES	42

INTERNAL CONTROL OVER FINANCIAL REPORTING	42

QUALIFIED PERSONS	43

ADDITIONAL INFORMATION	44

CAUTIONARY NOTES	47

4 Torex Gold Resources Inc. | TSX: TXG

COMPANY OVERVIEW

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property (the “Morelos Property”), an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City.

The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022.

Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, total cash costs margin, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net (debt) cash, available liquidity and unit cost measures. For further information and a detailed reconciliation to the comparable IFRS measures refer to the “Non-GAAP Financial Performance Measures” section of this MD&A. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

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GOLD EQUIVALENT REPORTING

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices (not realized metal prices) for each commodity sold in the period. The following table provides a summary of the quantities produced and sold and average market prices for each commodity in the respective periods.

Table 2.

		Three Months Ended
		Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Gold equivalent payable produced[1]	oz AuEq	59,630	105,132	117,054
Gold payable produced[1]	oz	58,330	103,671	115,360
Silver payable produced[1]	koz	39.6	46.9	52.0
Copper payable produced[1]	mlb	0.6	0.6	0.6
Gold equivalent sold[1]	oz AuEq	60,568	110,419	114,106
Gold sold[1]	oz	59,756	108,647	111,642
Silver sold[1]	koz	32.9	58.0	63.5
Copper sold[1]	mlb	0.3	0.7	0.9
Average market gold price[2]	$/oz	2,860	2,663	2,070
Average market silver price[2]	$/oz	31.88	31.41	23.34
Average market copper price[2]	$/lb	4.24	4.17	3.83

1.	Production and sold values include payable deductions associated with copper concentrate, doré and other products.
2.	Based on the London Bullion Market Association (“LBMA”) PM fix for gold, LBMA fix for silver and London Metal Exchange (“LME”) cash-settlement price for copper.

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GUIDANCE

The Company’s annual payable production, cost and capital expenditure guidance for 2025 remains unchanged.

Gold equivalent payable production in the first quarter of 2025 was impacted by the planned four-week shutdown of the processing plant that commenced on February 18, 2025, with quarterly production expected to increase during the remaining quarters of 2025.

All-in sustaining costs1 are expected to peak above the upper end of the guided range during the second quarter of 2025, before declining through the back half of the year as Media Luna ramps up, economies of scale are achieved and production increases. As first metal sales, post the completion of the Media Luna tie-in period, were not made until April, first quarter costs were better than expected, with the initial higher Media Luna costs to now be reflected in the second quarter.

The following table summarizes the Company’s performance to date relative to 2025 guidance:

Table 3.

In millions of U.S. dollars, unless otherwise noted		2025 Guidance[2,3]	Q1 2025 Performance at Guidance Metal Prices[4]	Q1 2025 Performance
Payable Production
Gold Equivalent[3]	oz AuEq	400,000 to 450,000	59,771	59,630
All-in Sustaining Costs[1]
Gold Equivalent basis	$/oz AuEq	1,400 to 1,600	1,403	1,405
Sustaining Capital Expenditures[1]
Sustaining Capital Expenditures		$85 to 95	N/A	13.6
Non-Sustaining Capital Expenditures[1]
Non-Sustaining Capital Expenditures		$90 to 100	N/A	59.7

1.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.
2.	2025 guidance assumes a MXN:USD of 20.0.
3.

Guided gold equivalent (AuEq) production includes Au and AuEq values for silver (Ag) and copper (Cu) sold assuming metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper. For the three months ended March 31, 2025, refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

4.

For comparison purposes, gold equivalent payable production and all-in-sustaining costs were adjusted from market metal prices to guided metal prices ($2,500/oz gold, $28/oz silver, and $4.30/lb copper) and no other factors were adjusted for.

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2025 OBJECTIVES

The following table summarizes the Company’s objectives for 2025:

Environment, Social & Governance (ESG)

Safety:

No fatalities, lost time injury frequency less than 1

Refreshed Fatal Risk Standards and Critical Controls program rolled out across operations by end of 2025

Climate – Complete Year 3 workplan on commitment to deliver 10% absolute reduction of GHG emissions by 2030

ESG – Finalize and implement a Morelos water strategy focused on water management and conservation

Environmental protection – Zero reportable spills of 1,000 litres or more that report to a natural water body

Operations

Payable Production – 400,000 to 450,000 oz produced on an AuEq basis (300,000 to 350,000 oz of gold, 1,600 to 1,800 koz of silver and 40 to 45 mlb of copper) relative to guidance prices

Cost Control:

All-in sustaining costs of $1,400 to $1,600 per oz on an AuEq basis relative to guidance prices

Finalize and implement a strategy to realize cost efficiencies through the ramp-up of Media Luna to reduce total costs in 2026 and beyond

Sustaining capital expenditures of $85 to $95 million

Set up for growth

Non-sustaining capital expenditure of $90 to $100 million, including EPO capital expenditures of $30 to $35 million

Media Luna construction completion, commissioning and handover

Complete internal EPO feasibility study and commence construction

Complete Media Luna mine exploration – $4 million of expenditures to execute 14,500 m of drilling; includes $3 million of expenditures for infill and step-out drilling (10,500 m) and $1 million of expenditures for drilling at Media Luna (4,000 m)

Complete near-mine exploration – $22 million to execute 52,000 m of drilling; includes $5 million of EPO reserve drilling (15,000 m) and $17 million of Media Luna Cluster drilling (37,000 m)

Complete ELG mine exploration – $12 million in expenditures to execute 48,000 m of drilling; includes $11 million of expenditures for infill and step-out drilling (45,000 m) and $1 million for drilling at ELG (3,000 m)

Continue other Morelos exploration and drilling – $7 million for near-mine and regional exploration and drilling (10,000 m) across the Morelos Property

8 Torex Gold Resources Inc. | TSX: TXG

FINANCIAL RESULTS

Table 4.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended
		Mar 31, 2025	Mar 31, 2024
Revenue		$170.0	236.5
Gold		$167.7	231.3
Silver		$1.1	1.5
Copper		$1.2	3.7
Cost of sales		$94.1	157.4
Production costs		$56.2	100.8
Royalties		$6.0	6.9
Depreciation and amortization		$31.9	49.7
Earnings from mine operations		$75.9	79.1
General and administrative expenses		$16.4	12.3
Exploration and evaluation expenses		$5.4	1.2
Other expenses		$—	1.2
Derivative (gain) loss, net		$(2.8)	16.2
Finance costs (income), net		$2.6	(1.7)
Foreign exchange loss		$0.8	—
Current income tax expense		$6.0	26.2
Deferred income tax expense (recovery)		$8.5	(19.4)
Net income		$39.0	43.1
Per share - Basic	$/share	0.45	0.50
Per share - Diluted	$/share	0.45	0.50
Adjusted net earnings[1]		$35.9	35.9
Per share - Basic[1]	$/share	0.42	0.42
Per share - Diluted[1]	$/share	0.41	0.42
Cost of sales - gold equivalent basis	$/oz AuEq	1,554	1,378
Total cash costs[1]	$/oz AuEq	1,020	944
Total cash costs margin[1]	$/oz AuEq	1,773	1,079
All-in sustaining costs[1]	$/oz AuEq	1,405	1,222
All-in sustaining costs margin[1]	$/oz AuEq	1,388	801
Average realized gold price[1]	$/oz	2,793	2,023

1.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

FIRST QUARTER 2025 FINANCIAL RESULTS

Revenue totalled $170.0 million

Revenue in the first quarter of 2025 decreased 28% relative to the first quarter of 2024, primarily due to a 47% decrease in gold equivalent ounces sold as a result of the four-week tie-in period at the processing plant in connection with the Media Luna Project, partially offset by a 38% higher average market gold price. Revenue excludes the realized impact of gold derivative contracts, which is included in the average realized gold price. The average realized gold price in the first quarter of 2025 includes a realized loss of $0.8 million ($13 per oz AuEq) on gold put option contracts compared to a loss of $5.4 million ($47 per oz AuEq) in the first quarter of 2024 on gold forward contracts.

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Cost of sales was $94.1 million or $1,554 per oz AuEq sold

Cost of sales was lower in the first quarter of 2025 compared to the first quarter of 2024 by $63.3 million or 40% and 13% higher on a per oz AuEq basis. Production costs in the first quarter of 2025 were 44% lower than the first quarter of 2024 primarily due to the 49% decrease in gold equivalent payable ounces produced and corresponding 47% decrease in gold equivalent ounces sold as a result of the planned four-week tie-in period at the processing plant in connection with the Media Luna Project. Metals produced from the new circuits as part of the Media Luna Project commenced being sold in April. Royalties were lower than the first quarter of 2024 due to 28% lower revenue, partially offset by the impact of the increase in the royalty rate for proceeds from gold and silver sales from 0.5% to 1.0% effective January 1, 2025. Depreciation and amortization expense was 36% lower than the first quarter of 2024 on a total basis and 21% higher on a per oz AuEq sold basis. The decrease in depreciation and amortization expense was primarily due to a decrease in gold equivalent ounces sold, coupled with an increase to the units-of-production depreciation base as a result of the annual mineral reserve and resource update announced in March 2025. The higher depreciation and amortization expense on a per oz AuEq sold basis was primarily due to proportion of fixed assets which are depreciated on a straight-line basis due to the completion of the open pits expected in mid-2025. For 2025, depreciation and amortization expense is expected to range between $180 to $210 million.

All-in Sustaining Costs2 were $1,405 per oz AuEq sold

The increase in all-in sustaining costs relative to the first quarter of 2024 was primarily due to the 47% decrease in gold equivalent ounces sold causing production costs (including fixed costs) on a per ounce sold basis to be higher, partially offset by lower volumes driving total production costs to be lower as described above and lower planned sustaining capital expenditures.

General and administrative expenses of $16.4 million

General and administrative expenses primarily comprise corporate office employee and director costs, share-based compensation, and professional fee costs. Excluding the remeasurement of share-based payments (loss of $7.6 million in the first quarter of 2025 due to the 40.7% appreciation in the Company’s share price during the quarter and loss of $4.2 million in the first quarter of 2024), general and administrative expenses would have been $0.7 million higher than the first quarter of 2024, primarily due to higher consulting and other professional fees.

Derivative gain, net, of $2.8 million

To mitigate price uncertainty during the development of the Media Luna Project the Company entered into gold forward contracts to hedge against changes in gold prices until December 2024. These contracts expired in December 2024 and as of December 31, 2024, the Company had no further outstanding gold forward contracts. In January 2025, given attractive prices, the Company purchased gold put options to sell 155,000 oz of gold between January 2025 and December 2025 at a strike price of $2,500 per oz. These options provide full upside exposure to the gold price while providing a floor of $2,500 per oz. As at March 31, 2025, the outstanding gold put options had a strike price of $2,500 per oz to sell 128,250 oz of gold between April 2025 and December 2025.

To manage the foreign currency risk during the development of the Media Luna Project, the Company entered into a series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for a $nil cash premium to hedge against changes in foreign exchange rates of the Mexican peso. As at December 31, 2024, the Company had no further outstanding foreign exchange collars specific to the development of the Media Luna Project.

To manage the foreign currency risk related to operating expenditures in 2025, the Company entered into zero-cost collars and foreign exchange forward contracts in 2024. As at March 31, 2025, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $75.0 million between April 2025 and December 2025 have a weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1. As at March 31, 2025, the MXN/USD foreign exchange forwards are for the purchase of MXN 693.2 million for $33.0 million between April 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1.

10 Torex Gold Resources Inc. | TSX: TXG

The Company’s gold and foreign exchange derivatives have not been designated as hedges; therefore, movements in the fair value of the derivatives are recognized in net income each period.

In the first quarter of 2025, the Company recognized a net loss of $0.6 million as a result of the 26,500 oz of gold put options that expired unexercised, compared to the net loss of $16.8 million in the first quarter of 2024 on the settlement of gold forwards.

In the first quarter of 2025, the Company recognized a net gain of $3.4 million on foreign exchange collars and forwards, primarily due to the appreciation of the MXN/USD forward exchange rates.

Finance costs, net, of $2.6 million

The increase in finance costs, net, in the first quarter of 2025 relative to finance income in the comparative period in 2024 was primarily related to higher total interest costs ($4.0 million in the first quarter of 2025 and $1.6 million in the first quarter of 2024) and lower interest income earned as a result of lower cash on hand. The increase in interest costs was as a result of the amounts outstanding on the debt facility and an increase in lease-related obligations of Media Luna equipment. The portion of interest costs expensed was higher in 2025 ($3.3 million in the first quarter of 2025 and $0.5m in the first quarter of 2024). The majority of the Company’s interest costs were capitalized to the Media Luna Project. Capitalization of interest on Media Luna decreased in the first quarter of 2025 and is expected to cease in the second quarter of quarter as a result of reaching commercial production.

Foreign exchange loss of $0.8 million

The foreign exchange loss in the first quarter of 2025 was negligible.

Current income and mining tax expense of $6.0 million

The decrease in current income and mining tax expense compared to the first quarter of 2024 was primarily due to a decrease in earnings from mine operations before depreciation and amortization expense, the decrease in accrued liabilities which are only deductible for tax purposes once invoiced, and the tax effect of the currency translation of the tax liability due to the 0.2% depreciation of the Mexican peso compared to the 1.3% appreciation in the prior year.

Deferred income tax expense of $8.5 million

The increase in deferred income tax expense compared to the recovery in the first quarter of 2024 was primarily driven by the tax effect of currency translation on the tax base as a result of a depreciation of the Mexican peso compared to the prior year, the decrease in accrued liabilities which are only deductible for tax purposes once invoiced, and the decrease in the provision for an uncertain tax position, partially offset by higher depreciation for accounting than for tax purposes, which on a net basis decreased the difference between the book value and tax value of the assets in the determination of deferred tax, and the decrease in the temporary difference on inventory balances for accounting than for tax purposes.

As at March 31, 2025, the closing value of property, plant and equipment for tax purposes was $36.4 billion Mexican pesos and the closing value of inventory for tax purposes was $2.6 billion Mexican pesos.

Net income of $39.0 million

Net income for the quarter was $39.0 million compared to net income of $43.1 million in the first quarter of 2024. The decrease in net income was primarily due to the 47% decrease in gold equivalent ounces sold, a higher net income tax expense, higher finance costs and higher general and administrative expense, partially offset by lower production costs, a higher net gain on derivative contracts, lower depreciation and amortization expense and a higher average realized gold price.

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RESULTS OF OPERATIONS

Mining

The following table1 summarizes the mining activities for the Company’s Morelos Complex:

Table 5.

		Three Months Ended
		Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
ELG Open Pits
Ore tonnes mined	kt	166	852	969
Waste tonnes mined	kt	506	1,548	8,012
Total tonnes mined	kt	672	2,400	8,981
Ore tonnes mined per day	tpd	1,850	9,256	10,651
Waste tonnes mined per day	tpd	5,620	16,830	88,040
Strip ratio	w:o	3.0	1.8	8.3
Average gold grade of ore mined	gpt	3.34	2.89	2.74
Average silver grade of ore mined	gpt	4.2	5.7	3.4
Average copper grade of ore mined	%	0.10	0.15	0.09
ELG Underground
Ore tonnes mined	kt	187	207	168
Ore tonnes mined per day	tpd	2,074	2,248	1,843
Average gold grade of ore mined	gpt	4.72	4.94	4.96
Average silver grade of ore mined	gpt	7.0	8.2	7.8
Average copper grade of ore mined	%	0.33	0.56	0.35
Media Luna Underground
Ore tonnes mined	kt	100	100	1
Ore tonnes mined per day	tpd	1,111	1,091	6
Average gold grade of ore mined	gpt	1.49	2.34	1.02
Average silver grade of ore mined	gpt	33.7	38.3	126.5
Average copper grade of ore mined	%	1.06	1.16	3.02

1.	Rounding may result in apparent summation differences.

A total of 353 kt of ore were mined from the ELG open pits and underground in the first quarter of 2025, including 166 kt from the ELG open pits and 187 kt from ELG Underground. Average waste to ore strip ratio (“strip ratio”) in the open pits was 3.0:1. In the first quarter of 2025, an additional 100 kt of ore was mined from the Media Luna Underground.

In the first quarter of 2024, 1,137 kt of ore were mined from the ELG open pits and underground, including 969 kt from the ELG open pits and 168 kt from ELG Underground, with an average strip ratio in the open pits of 8.3:1. Ore tonnes mined from the Media Luna Underground were negligible in the first quarter of 2024.

As at March 31, 2025, there were 5.7 mt of ore in ELG open pit and underground stockpiles at an average gold equivalent grade of 1.24 gpt. Excluding 3.8 mt of long-term, low-grade stockpiles at an average gold equivalent grade of 1.01 gpt, the remaining 1.9 mt of ore in ELG open pit and underground stockpiles are at an average gold equivalent grade of 1.68 gpt. As at March 31, 2025, there was an additional 0.3 mt of ore in Media Luna stockpiles at an average gold equivalent grade of 4.10 gpt, which are included in construction in progress and will be transferred to inventory when the project reaches commercial production.

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Plant Performance

The following table1 summarizes the processing activities for the Company’s Morelos Complex:

Table 6.

		Three Months Ended
		Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Total tonnes processed	kt	705	1,094	1,194
Average plant throughput	tpd	7,829	11,894	13,118
Average gold grade of ore processed	gpt	2.65	3.32	3.15
Average silver grade of ore processed	gpt	6.4	5.3	3.6
Average copper grade of ore processed	%	0.23	0.19	0.14
Average gold recovery	%	90.4	90.5	90.7
Average silver recovery	%	39.8	26.1	36.1
Average copper recovery	%	24.2	14.5	16.5
Gold produced (before payable deductions)	oz	58,420	103,795	115,494
Silver produced (before payable deductions)	koz	41.5	48.2	53.1
Copper produced (before payable deductions)	mlb	0.6	0.6	0.6
Gold equivalent payable produced[2,3]	oz AuEq	59,630	105,132	117,054
Gold payable produced[3]	oz	58,330	103,671	115,360
Silver payable produced[3]	koz	39.6	46.9	52.0
Copper payable produced[3]	mlb	0.6	0.6	0.6
Gold equivalent sold[2,3]	oz AuEq	60,568	110,419	114,106
Gold sold[3]	oz	59,756	108,647	111,642
Silver sold[3]	koz	32.9	58.0	63.5
Copper sold[3]	mlb	0.3	0.7	0.9

1.	Rounding may result in apparent summation differences.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.	Production and sold values include payable deductions associated with copper concentrate, doré and other products.

Plant throughput in the first quarter of 2025 achieved an average rate of 7,829 tpd, lower than the preceding quarter of 11,894 tpd, which reflects the four-week plant shutdown to complete major tie-ins in the processing facilities and start-up of the new water treatment and flotation plants as part of the Media Luna Project. Following the completion of the tie-in, design throughput has been reduced to 10,600 tpd. The average gold recovery for the quarter was 90.4%, similar to the recovery of 90.5% in the previous quarter.

Gold Payable Production and Sales

In the first quarter of 2025, 59,630 oz AuEq of payable gold were produced and 60,568 oz AuEq of gold were sold. Production in the first quarter of 2025 decreased relative to the comparative period in the prior year, primarily due to the four-week tie-in period at the processing plant in connection with the Media Luna Project.

ENVIRONMENT, SOCIAL & GOVERNANCE

Safety

In February, there was one lost-time injury (“LTI”) when a contractor suffered a fracture after a piece of equipment fell on his foot upon the disconnection of a hose. As at March 31, 2025, the Company’s lost-time injury frequency (“LTIF”) was 0.59 and its total recordable injury frequency (“TRIF”) was 1.52. Both rates include employees and contractors and are calculated per million hours worked on a rolling 12-month basis.

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During the quarter, the internal investigation into the fatal carbon monoxide exposure that occurred in December 2024 was concluded and follow up action items to address each causal factor are being tracked to completion. In addition, the Company has embarked on a comprehensive ‘Next Level Safety’ program with a view to ensuring that the operations resumes and maintains its prior fatality free status. This program, to be rolled out in the second and third quarters of 2025, includes:

•

Refreshing the systemic work relating to Fatal Risk Standards and Critical Controls, with a view to ensuring that all employees are aware of that which could result in a fatality event and the controls that must be in place prior to work starting;

•

Commissioning a fresh eyes assessment where world experts attend the site with a view to reviewing conditions, systems and culture in order to advise management and the Board of Directors about further opportunities for improvement on the continued journey to become one of the safest operations in the industry; and

•

Undertaking a series of in-depth dialogue sessions with all employees where risk appetite is openly discussed and personal commitments are publicly made about risk-taking behaviour with a view to further enhancing a well-established safety culture.

Lost-Time Injury Frequency and Total Recordable Injury Frequency Per Million Hours Worked on a Rolling 12-Month Basis: March 2022 – March 2025

Environment

There were no reportable spills or environmental incidents during the first quarter of 2025 and there are currently no material claims, demands, or legal proceedings against the Company related to environmental matters. As such, the Company is on track to achieve its 2025 objective of zero reportable spills of 1,000 litres or more that report to a natural water body.

Significant progress was made on the construction of the Company’s new solar facility in the first quarter, which is a key component of the Company’s climate change strategy and target to achieve a 10% absolute reduction in Scope 1 and Scope 2 greenhouse gas (GHG) emissions by 2030 against the 2021 baseline. As at March 31, 2025, the project advanced to 88% overall completion and commissioning of the new facility is expected in the second quarter of 2025.

Community Relations

Relationships with local communities continue to be positive and productive. During first quarter of 2025, annual local community development agreements (“CODECOPs”) for 2025 were negotiated and signed with

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12 communities surrounding the Morelos Complex. The CODECOPs define community investment projects to be delivered, as prioritized by local communities, and define the roles and responsibilities of the communities and the Company in designing and delivering local development projects. Local and state government officials attended a formal signing ceremony that took place in February to celebrate the new agreements, along with members of the local CODECOP committees.

Recognition as an Industry Leader in Responsible Mining

In the first quarter, the Company received the following recognition in the areas of corporate social responsibility, investor relations and gender diversity practices:

•

The ESR® 2025 Distinction from the Mexican Centre for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility in Mexico (AliaRSE) for the seventh year in a row, for the Company’s public and voluntary commitment to implement socially responsible management at its operations;

•

Inclusion as an Honouree in The Globe and Mail’s 2025 Report on Business ‘Women Lead Here’ list for the sixth year in a row, in recognition of the high percentage of women on the Company’s executive team as compared to other Canadian publicly traded companies with annual revenues greater than $50 million;

•

Nominations for four awards from IR Magazine in the following categories: Best in Sector: Materials; Best ESG Reporting (Mid-cap), Best Investor Targeting Strategy, and Best Sell-Side Management. This marks the third year in a row that Torex has been nominated for awards related to its Investor Relations strategy.

The Company continues to engage with a number of ESG ratings agencies to demonstrate its performance on responsible mining performance and disclosure. In the first quarter of 2025, the Company’s overall Sustainalytics ESG Risk Rating score improved from 28.5 for 2024 to 26.9 (medium risk), ranking Torex in the top quartile (17/82) of the gold subindustry, where a lower score is better and indicates less risk. The Company was also notified it has maintained its MSCI ESG rating of “AA,” indicating above average ESG management and placing Torex among the top 20 Companies within the Metals & Mining – Precious Metals Industry.

In the first quarter of 2025, the Company was also notified of its CDP Corporate Questionnaire score for 2024, earning a “C” score for Climate Management and a “B-” for Water Security. The “B-” score is above both the North America regional average and the Metallic mineral mining sector average, both of which are “C”.

DEVELOPMENT ACTIVITIES

Media Luna Project Update

Following completion of the Media Luna Feasibility Study and receipt of project approval by the Board of Directors, the Company commenced the execution phase of the Media Luna Project on April 1, 2022. On April 26, 2025, commercial production was achieved at the Media Luna mine, concluding the development phase of the Media Luna Project. Amongst other criteria, commercial production is declared when construction is substantially complete, mine and mill throughput have averaged over 40% and 60% of design rates for 30 days, respectively, product is saleable, and metallurgical recoveries have averaged at least 60% of the design recovery levels.

Following the safe, successful tie-in of the flotation circuits to the processing plant, the project team is now focused on ramping up the underground mine to the design level of 7,500 tpd by mid-2026, six months ahead of the schedule set out in the Feasibility Study. With underground development ahead of schedule and close to a year of stopes now drilled off, mining rates will steadily increase upon successful completion and commissioning of the paste plant and paste distribution system later this quarter.

As a result of rescheduling the processing plant tie-ins to February 2025 (originally November 2024), expenditures on Media Luna continued to be classed as non-sustaining prior to the declaration of commercial production on April 26, 2025. For accounting purposes, the transition to the production phase will be reflected commencing May 1, 2025. During the first quarter of 2025, $55.5 million was spent on Media Luna. A modest level of non-

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sustaining capital expenditures will be incurred post the declaration of commercial production, primarily related to completion and commissioning of the paste plant and paste distribution system.

Project Completion

As of the end of the first quarter of 2025, overall construction of Media Luna was 98% complete, up from 94% at the start of the quarter. Underground development/construction sat at 98% complete with the largest outstanding component being the finalization of the tailings and paste distribution lines within the mine. Surface construction was 96% complete at the end of the quarter, with commissioning of the paste plant on track for completion in the second quarter of 2025. First concentrate was produced on March 24th and commercial production has now been achieved.

Underground Development and Construction

Underground development and construction are essentially complete, sitting at 98% at the end of the quarter. Importantly, the Guajes Tunnel conveyor was commissioned during the quarter and has been steadily transporting ore to the processing plant on the north side of the Balsas River (Figure 1).

Significant progress continues to be made on definition drilling, with 51 of the 60 stopes planned to be mined in the 2025 mine plan drilled off, 40 from 2026, and 14 from 2027. Development rates remain above budget with 1,304 m completed in March compared to a budget of 1,200 m per month. With paste plant commissioning scheduled to be completed in the second quarter, mining rates are expected to steadily increase through the year and remain on track to achieve the designed rate of 7,500 tpd by mid-2026.

Other notable areas that were completed in the quarter included the electrical connection and commissioning of rock breaker #4 and development of waste pass #2. Key areas that remain outstanding include the installation of the underground paste distribution piping and the remaining underground material handling systems, that will support both Media Luna and EPO.

Figure

1: Commissioning of the Guajes Tunnel conveyor was completed during the quarter. Ore is being transported through the tunnel out of the Guajes Portal for processing on the north side of the Balsas River.

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Surface Construction

At the end of March, surface construction sat at 96% complete, up from 85% at the start of the quarter. Through close coordination between the project and operation teams, the tie-in of the copper and iron sulphide flotation circuits at the processing plant were completed safely and on time. In total, 83 tie-ins were completed and 136 separate systems commissioned. The completion of the tie-in period marked the handover of the new processing facilities to the operations team, resulting in first concentrate production delivered to the on-site storage facility on March 24th (Figure 2) and concentrate shipments from site to the port commencing the first week of April.

The largest components of surface construction that remain outstanding are commissioning of the paste plant and connection of the updated power infrastructure to the national grid. Paste plant construction and commissioning are progressing well. The paste plant filter presses were assembled during the quarter and water testing commenced on the paste plant thickener (Figures 3 and 4). Pipe and instrumentation installation remains a key area for completion ahead of commissioning which is on track to commence over the next several weeks.

Installation of power infrastructure is complete and the energy regulator, Comisión Federal de Electricidad (“CFE”), is on site to complete their final checks and commissioning process before the 230 kV transmission line can be tied into the national grid. The tie-in is expected to be completed over the coming weeks, aligned with commissioning of the paste plant.

Other notable surface construction achievements during the quarter included preparation of the base of the Guajes Pit for in-situ tailings disposal, testing of tailings pumping systems to the Guajes thickener, and commissioning of the underground control room for remote operation of the new rock breakers, Guajes conveyor and associated infrastructure.

Figure	2: First concentrate production marked a significant milestone in the completion of the Media Luna Project.

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Figure 3: Paste plant filter installation.

Figure 4: Paste plant thickener ready for water testing.

Operational Readiness

In parallel with development and construction activities, the surface and underground operational readiness plan is nearing completion. Commissioning and operational readiness activities for the underground infrastructure, water treatment plant, and flotation circuits were delivered and as the paste plant nears mechanical completion, commissioning and operational readiness deliverables have been finalized to support startup. The operational readiness team continues to develop and advance Standard Operating and Maintenance procedures for the remaining new assets and is tracking to plan at over 91% complete.

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The Human Resources, Safety, and Operational teams coordinated the recruitment and training of the final group of employees required to operate the Media Luna mine and the modified process plant. From January 2024 to the end of March 2025, approximately 200 employees were transferred from the ELG Open Pits to the underground mine and more than 160 employees were recruited. The teams also coordinated the redeployment, hiring, and training of just over 110 positions in the processing plant to meet the new operating requirements, all with a key focus on local recruitment.

EPO Underground

As announced in September 2024, development of EPO is anticipated to commence in mid-2025 with first ore production expected in late 2026. Development is expected to be capital efficient as the underground mine will be able to leverage the investment made in infrastructure as part of the Media Luna Project, including the Guajes Tunnel and conveyor, ore handling system, process plant upgrades, paste plant, as well as power and water infrastructure.

Based on the internal pre-feasibility study, underground mining rates at EPO are expected to average 1,680 tpd on an annualized basis between 2027 and 2035, based on the inaugural reserve of 781 koz AuEq1, with the option to increase capacity up to 2,300 tpd through additional incremental investment.

As per the internal pre-feasibility study, upfront development costs at EPO are estimated at $81.5 million including $16.0 million of contingency. Direct costs of $52.0 million include $26.2 million of upfront underground development and construction. During 2025, the Company plans to invest $30.0 to $35.0 million in the development of EPO which includes costs related to completing an internal feasibility study as well as $5.0 million for an underground exploration decline, which were not included in the pre-feasibility study estimate.

During the first quarter of 2025, $4.0 million of non-sustaining capital expenditures were incurred relating to EPO.

Total sustaining capital expenditures over the life of EPO are forecast at $65.7 million, which does not yet consider any future resource definition drilling to upgrade additional resources to reserves and development required to access potential future reserve additions.

As EPO will leverage existing infrastructure and falls within the environmental footprint of the Morelos Complex, permitting requirements are expected to be minimal. Amendments to existing environmental approvals are expected to occur over the next several quarters and are not expected to impact development activities. Permitted power capacity and access to water are more than sufficient to support the planned operation of EPO.

[1]

For more information on EPO Underground mineral reserves, see table 26 of this MD&A and the Company’s news release titled “Torex Gold Integrates EPO Deposit Into Morelos Mine Plan” issued on September 4, 2024, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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EXPLORATION AND DRILLING ACTIVITIES

In 2025, the Company plans to invest $45.0 million in exploration and drilling activities, focusing on expanding resources, replacing reserves, and conducting drilling on several high-priority targets.

A total of approximately 124,500 m of drilling is planned for the year, with the primary goal of replacing depletion and increasing resources within ELG and Media Luna Underground to support annual production of at least 450,000 oz AuEq beyond 2030. A significant portion of the budget will be allocated to high-priority targets within the Media Luna Cluster and across the broader Morelos Property. Approximately 30% of the drilling will target areas with no established mineral resources, including Media Luna West, Media Luna East, Todos Santos, El Naranjo, and Atzcala.

The EPO project will remain a key focus in 2025 as the Company aims to expand mineral resources to the north and upgrade existing resources with the objective of converting them into mineral reserves. Planned expenditure for 2025 includes the development of an exploration decline, with the goal to efficiently upgrade and convert resources at EPO.

During the first quarter of 2025, a total of 30,490 m were drilled using nine surface rigs and five underground rigs, approximately 24% of the plan for the year, with $8.1 million incurred to date relative to the full year guidance of $45.0 million. The metres drilled and related expenditures relative to the plan are not expected to be evenly distributed throughout the year, however, the Company remains on track to achieve its annual plan.

Table 7.

In millions of U.S. dollars	Total Q1 2025 YTD Expenditure	Guided 2025 Expenditure	Total 2024 Expenditure
ELG – mine exploration
ELG infill and step-out drilling (45,000 m) - capitalized[1]	$2.3	11.0	5.3
ELG drilling (3,000 m) - expensed[2]	$0.1	1.0	2.6
Media Luna – mine exploration
Media Luna infill and step-out drilling (10,500 m) - capitalized[3]	$0.2	3.0	—
Media Luna drilling (4,000 m) - expensed[2]	$—	1.0	—
Near-mine exploration
EPO reserve drilling (15,000 m) - capitalized[3]	$0.2	5.0	10.1
Media Luna Cluster drilling (37,000 m) - expensed[2]	$4.7	17.0	4.6
Other Morelos exploration and drilling (10,000 m) - expensed[2]	$0.6	7.0	3.3

Total[4]	$8.1	45.0	25.9

1.	Included in sustaining capital.
2.	Included in exploration and evaluation expenses as reported on the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.
3.

For the year ended December 31, 2025, EPO drilling is included in non-sustaining capital and Media Luna drilling is included in sustaining capital (year ended December 31, 2024 - included in non-sustaining capital).

4.	Excludes definition and grade control drilling costs.

ELG – Mine Exploration

Building on the drilling success in 2024 that resulted in a 198,000 oz AuEq1 increase in measured and indicated resources, the 2025 ELG Underground drilling program is focused on reserve definition, resource delineation, and advanced exploration, and targets extensions of high-grade mineralization along the El Limón Sur, El Limón Deep, El Limón West, and Sub-Sill trends.

[1]

For more information on ELG Underground mineral resources, see table 27 of this MD&A and the Company’s news release titled “Torex Gold Reports Year-end 2024 Reserves & Resources” issued on March 19, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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The primary objective is to replace 2025 production and define inferred resources that can be upgraded in 2026. The program also includes the initiation of drill testing and target definition.

During the first quarter of 2025, a total of 14,061 m were drilled across 51 holes at ELG Underground, representing approximately 29% of the planned 48,000 m for the year. Assay results are available through mid-February. The focus to-date has been on the Advanced Exploration program, targeting extensions of existing resources at the El Limón Sur and Sub-Sill trends, with additional drilling at the El Limón West and El Limón Deep trends.

At the El Limón Sur trend, drilling was concentrated in the central and northern ore zones, near the intersections with the Zone 71 and La Flaca fault zones, respectively. The objective is to extend the northern ore zone down to the 400 m elevation (approximately 200 m below the current resource boundary), and to expand the central ore zone southward to connect with the southern ore shoot. Most of the holes drilled in this area during the quarter intersected favorable alteration zones, supporting the potential for resource expansion.

Advanced exploration along the Sub-Sill trend is also underway. In the central portion of the trend, drill results strongly suggest that mineralization continues at depth, reaching approximately the 500 m level, about 100 m below the current mining depth. Additionally, holes drilled to the north intercepted mineralization beyond the La Flaca fault, highlighting the potential for resource extensions in this underexplored area.

Further drilling was conducted on the southern extension of the El Limón West trend, targeting the expansion of discontinuous zones currently classified as inferred resources. The program also aimed to investigate the continuity at depth of the calc-silicate alteration zone and associated phreatomagmatic breccias. These breccias were identified at approximately 300 m above sea level, confirming mineralization continuity roughly 200 m below the existing resource boundary and aligning with the projected elevation of the Guajes Tunnel. A follow-up hole was drilled along the projected northern extension of the El Limón West trend, approximately 100 m below shallow mineralized intercepts and surface outcrops containing quartz-gold mineralization. The hole intersected a narrow zone of quartz veinlets, although the associated alteration was weak and not particularly encouraging.

Along the El Limón Deep trend, drilling focused on the western and central portions of the trend, with the objectives of upgrading inferred resources and evaluating the continuation of alteration and mineralization below the 650 m elevation. However, alteration in this area appeared weak, limiting the evidence for strong mineralization continuity at depth.

Media Luna – Mine Exploration

For the first time, the 2025 Media Luna Underground drilling program includes both resource delineation and drill testing components. The infill drilling program is focused on upgrading higher-grade inferred resources near existing infrastructure to the indicated resource category.

The drill testing program is designed to confirm the presence of high-grade mineralization previously intercepted south of Media Luna, toward the San Miguel fault.

The 2025 program includes a total of 14,500 m of drilling and 135 m of underground development to support exploration activities. Drilling began in February, and by the end of the first quarter, 1,355 m had been completed across 5 holes, representing approximately 9% of the annual drilling plan. All holes intercepted alteration zones and variable widths of massive sulfide mineralization, including magnetite, pyrrhotite, arsenopyrite, and chalcopyrite. Assay results are pending.

Near-mine Exploration

Results from the 2024 drilling programs at EPO, Media Luna West, and Media Luna East, along with the definition of new drilling targets at Todos Santos, is focused, in part, on unlocking additional near-mine opportunities within the Media Luna Cluster to further enhance and extend the production profile of the Morelos Complex.

While drilling within the cluster in recent years has primarily concentrated on expanding and upgrading resources at EPO, a considerable amount of early-stage exploration work has been undertaken across the broader area. A

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systematic re-evaluation of previously identified targets has improved the geological understanding of the Morelos Property and helped prioritize new areas for resource development.

Notably, the strong drill results previously reported north of EPO, Media Luna West, and Media Luna East have opened up significant potential to progressively add resources to the cluster in the near term. This supports a planned 37,000 m of drilling across these targets and Todos Santos in 2025, in addition to 15,000 m allocated to the resource categorization program at EPO in support of the upcoming feasibility study.

In the first quarter of 2025, a total of 12,527 m were drilled within the Media Luna Cluster corresponding to approximately 34% of the 2025 program, primarily north of EPO, and at Media Luna West and Todos Santos.

North of EPO, four drilling rigs are currently dedicated to delineating and expanding resources to the north of the deposit, providing increased optionality for the EPO feasibility study. During the first quarter of 2025, a total of 6,765 m were drilled, representing approximately 56% of the annual drilling plan. To test the west-northwest structural control of the mineralization, drilling has been executed along north-south sections using a fan arrangement of three directional holes. Preliminary results from two of these sections confirm vertical continuity of mineralization over intervals of 100 to 150 m.

In 2025, drilling at Media Luna West is focused on further defining the mineralized boundaries, with the goal of delivering an inaugural inferred resource estimate by March 2026. The resource delineation program is progressing with two rigs, and a total of 3,653 m were drilled during the first quarter, representing approximately 37% of the plan for the year. Drilling along east-west sections has confirmed mineralization continuity through this direction and under north-south control between the sections, supporting the potential for further resource expansion.

In the Todos Santos area, a total of 2,109 m were drilled across four holes, approximately 42% of the planned program for the year. The drilling intercepted favorable alteration consistent with that of Media Luna; however, the mineralized zones encountered were generally thin, with thicknesses not exceeding 10 m. The breccias intersected (part of the test targets) exhibited weak alteration and did not display the intense surface silicification characteristic of the more prospective zones previously identified.

Finally, the Company is advancing with permitting for access and platform construction at Media Luna East, with the drilling program scheduled to begin in the third quarter of 2025.

In the first quarter of 2025, the Company also completed EPO drilling of 172 m, corresponding to approximately 1% of the 2025 program. The first rig mobilized in late March for a surface drill program that will progressively advance from north to south. An underground program is scheduled to commence in June, advancing from south to north in parallel with the development of the exploration tunnel.

Other Morelos Exploration and Drilling

As understanding of the structural controls across the Morelos Property continues to evolve, the exploration approach has been reoriented to support a new generation of projects, with 10,000 m of drilling targeted to accelerate the path toward stand-alone discoveries.

At El Naranjo, a 5,000 m drilling program is planned to test the La Iguana and Alacrán targets, with the objective of confirming oxidized mineralization hosted within breccias and Media Luna-style mineralization near the contact between the Morelos Formation and granodiorite. To date, three holes have been completed at La Iguana, totaling 2,375 m, representing approximately 48% of the planned program for the year. Drilling has been temporarily postponed until the third quarter of 2025, pending the availability of the drill platform currently under construction at La Iguana and the issuance of permits for the Alacrán area.

The inaugural drill program at Atzcala, with 5,000 m is planned to test at least three of the highest-ranked targets. The primary objective is to identify Au-Ag mineralization and accelerate the path toward a potential stand-alone discovery.

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During the first quarter of 2025, permitting advanced for the two priority drill targets, while 1:2,000-scale delineation activities commenced on a third target. This third target is associated with maar-diatreme complexes and domes, and it displays intrusive-related (IS-type) alteration and mineralization. Geochronological data confirms at least two distinct fertile magmatic cycles, supporting the area’s strong prospectivity for hosting an economically viable Au-Ag deposit.

FINANCIAL CONDITION REVIEW

Summary of the Condensed Consolidated Interim Statements of Financial Position

The following table summarizes key financial position items as at March 31, 2025:

Table 8.

In millions of U.S. dollars	Mar 31, 2025	Dec 31, 2024
Cash and cash equivalents	$106.5	$110.2
Value-added tax receivables	60.3	70.9
Inventory	152.4	150.1
Deferred income tax assets	76.0	84.5
Property, plant and equipment	1,778.4	1,671.8
Other assets	41.6	52.3

Total assets	$2,215.2	$2,139.8

Accounts payable and accrued liabilities	$160.2	$169.9
Income taxes payable	47.9	143.5
Debt	193.1	62.9
Lease-related obligations	86.5	78.3
Decommissioning liabilities	46.2	37.6
Other liabilities	7.3	16.7

Total liabilities	$541.2	$508.9

Total shareholders’ equity	$1,674.0	$1,630.9

Cash and cash equivalents

The Company ended the first quarter of 2025 with cash and cash equivalents of $106.5 million. The Company primarily holds cash balances in U.S dollars but also holds accounts in Canadian dollars and Mexican pesos for operating and administrative purposes.

Value-added tax (“VAT”) receivables

VAT receivables decreased by $10.6 million compared to December 31, 2024, primarily as a result of a decrease in expenditures as the Media Luna Project nears completion and higher collections in the first quarter of 2025 compared to the fourth quarter of 2024. The VAT receivables balance fluctuates as additional VAT is paid and refunds are received, as well as with the movement of the Mexican peso exchange rate relative to the U.S. dollar and any provisions. As at March 31, 2025, the VAT receivables of $60.3 million comprises $59.2 million in current assets and $1.1 million in non-current assets.

Inventory

The increase in inventory is primarily due to higher materials and supplies ending balances, partially offset by lower ELG stockpile ending balances, as well as lower gold in-circuit and finished goods primarily due to the four-week plant shutdown.

23 Torex Gold Resources Inc. | TSX: TXG

Deferred income tax assets

The deferred tax asset primarily relates to tax pools and temporary differences in Mexico. The decrease in the deferred tax asset is primarily driven by the tax effect of currency translation on the tax base, partially offset by higher depreciation for accounting than for tax purposes, which on a net basis decreased the difference between the book value and tax value of the assets in the determination of deferred tax.

Property, plant and equipment

Property, plant and equipment increased primarily due to additions of $125.7 million and an increase in the estimated discounted closure and rehabilitation costs on decommissioning liabilities of $7.8 million, partially offset by depreciation of $26.9 million. As at March 31, 2025, the Media Luna stockpiles are included in construction in progress and will be transferred to inventory when the project reaches commercial production. Refer to Table 12 for a breakdown of capital expenditures for the three months ended March 31, 2025.

Other assets

The other assets balance includes accounts receivable, prepaid expenses, advances and deposits, derivative contract assets and lease-related assets. The decrease in other assets is primarily due to a decrease in trade receivables of $13.0 million as a result of the timing of sales and receipts.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities has decreased since December 31, 2024, primarily due to decreased liabilities related to the Media Luna Project as construction nears completion and the timing of payments. The decrease in accounts payable and accrued liabilities is partially offset by an increase in the accrual of the site-based profit sharing program for the additional accrual recognized for first quarter of 2025 (the accrual relating to 2024 will be settled in the second quarter of 2025) and an increase in the share-based compensation liabilities as a result of the increase in the Company’s share price.

Income taxes payable

The decrease in the balance is primarily due to corporate income tax payments of $66.9 million and the 7.5% Mexican mining royalty of $34.7 million paid in the first quarter of 2025 in respect of 2024 (as of January 1, 2025, the mining tax increased to 8.5%), partially offset by current income tax expense of $6.0 million.

Debt

The increase in debt is due to the drawdowns on the Debt Facility to fund the development of the Media Luna Project. The carrying amount of debt is presented net of unamortized deferred finance charges of $1.9 million.

Lease-related obligations

The increase in lease-related obligations is primarily due to $8.8 million in lease obligations that were recognized in the three months ended March 31, 2025 as a result of the commencement of new leases for certain pieces of the primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations. As at March 31, 2025, the lease-related obligations of $86.5 million comprises $30.1 million in current liabilities and $56.4 million in non-current liabilities.

Decommissioning liabilities

Decommissioning liabilities increased by $8.6 million primarily due to the effects of discounting and accretion, partially offset by increases due to the effects of foreign exchange rate changes and additional disturbances as a result of ongoing mining operations and the development of Media Luna. As at March 31, 2025, the decommissioning liabilities of $46.2 million are presented as non-current liabilities.

24 Torex Gold Resources Inc. | TSX: TXG

Other liabilities

Other liabilities include a current liability of $0.8 million relating to the derivative contracts based on foreign exchange collar and forward prices as at March 31, 2025 and a non-current share-based compensation liability of $6.5 million.

DEBT FINANCING

Debt Facility

The Company and its Mexican subsidiary (as co-borrowers) have a Debt Facility with capacity of $300.0 million with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada (the “Lenders”). The Debt Facility includes an accordion feature for an additional $150.0 million in available capacity at the discretion of the Lenders.

As at March 31, 2025, the Company had borrowings of $195.0 million on the Debt Facility and had utilized $13.9 million for letters of credit, reducing the available credit of the Debt Facility to $91.1 million (December 31, 2024 - $65.0 million, $13.7 million and $221.3 million, respectively). During the three months ended March 31, 2025, the Company drew $130.0 million, net, on the Debt Facility (three months ended March 31, 2024 - $nil).

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various Sustainability Performance Targets (“SPTs”) including those in safety, climate change, and alignment with the World Gold Council’s RGMPs. The SPTs are aligned with the Company’s sustainability targets described in the “2025 objectives” section of this MD&A.

The $300.0 million Debt Facility matures on December 31, 2027, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 2.50% based on a leverage ratio less than 1.0 times, 2.75% at a ratio less than 2.0 times, 3.00% at a ratio less than 2.5 times, and 3.50% at a ratio equal to or greater than 2.5 times. As at March 31, 2025, the applicable margin was 2.50% (December 31, 2024 - 2.50%).

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the completion of the Media Luna Project and the development of the EPO Underground Project and other existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.0, an interest coverage ratio of greater than or equal to 3.0, and a covenant on tangible net worth of $1.0 billion, plus 50% of positive quarterly net income from January 1, 2024. As at March 31, 2025, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

LIQUIDITY AND CAPITAL RESOURCES

The total assets of the Company as at March 31, 2025 were $2,215.2 million (December 31, 2024 - $2,139.8 million), which includes $106.5 million in cash and cash equivalents (December 31, 2024 - $110.2 million).

Net cash used in operating activities before changes in non-cash operating working capital was $17.7 million for the three months ended March 31, 2025, compared to net cash generated from operating activities before

25 Torex Gold Resources Inc. | TSX: TXG

changes in non-cash operating working capital of $72.5 million for the three months ended March 31, 2024. The increase in net cash used in operating activities before changes in non-cash operating working capital of $90.2 million is largely due to a decrease in gold equivalent ounces sold, higher income taxes paid and an increase for the cash settlement of share-based compensation, partially offset by a higher average realized gold price and lower production costs.

Net cash used in investing activities for the three months ended March 31, 2025 was $116.6 million compared to $137.3 million for the three months ended March 31, 2024. Net cash used in investing activities was lower primarily due to the timing of VAT recoveries.

Net cash generated from financing activities for the three months ended March 31, 2025 related to proceeds from the Debt Facility of $130.0 million, net, partially offset by lease principal payments of $3.4 million and other borrowing costs paid of $3.4 million. The net cash used in financing activities for the comparative period related to lease principal payments of $1.4 million and other borrowing costs paid of $0.5 million.

The Company had debt outstanding of $195.0 million as at March 31, 2025 and had $91.1 million available under the Debt Facility with $13.9 million utilized for letters of credit. The $300.0 million Debt Facility matures on December 31, 2027, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. The Company expects to fund the completion of the Media Luna Project and the development of EPO, and its exploration plans using available liquidity, including available credit facilities, and forecasted future cash flow.

In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment and personnel transport equipment for operations at Media Luna totalling $99.3 million. Subsequently, the purchases were assigned to financiers who will own the equipment once delivered by the suppliers. In connection with the arrangements, the Company and the financiers executed master leasing agreements, which required the financiers to provide advance payments to the suppliers ahead of equipment being delivered. In the event of non-compliance with the purchase agreements by the suppliers, the Company is obligated to provide payment to the financiers for the advance payments paid to date. In connection with advanced payments made by the financiers ahead of equipment being delivered by the suppliers, the Company executed interest-bearing promissory notes, of which $15.3 million remain outstanding as at March 31, 2025 (December 31, 2024 - $18.0 million). The promissory notes act as surety for the financiers. The promissory notes are accounted for as financial liabilities in accordance with IFRS 9, Financial Instruments (“IFRS 9”). As at March 31, 2025, a corresponding $15.3 million asset has been recorded in other non-current assets in the Condensed Consolidated Interim Statements of Financial Position (December 31, 2024 - $18.0 million).

As at March 31, 2025, lease obligations included $63.4 million of leases for certain pieces of the primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations that had been delivered and for which the leases had commenced (December 31, 2024 - $56.9 million). As the Company is deemed to have control of the equipment prior to delivery and subsequently, upon entering into the lease agreement, control of the equipment is retained by the Company, the assignment of the purchases to the financiers did not qualify as a sale in accordance with IFRS 15, Revenue from Contracts with Customers, and therefore IFRS 16, Leases, sale-leaseback accounting was not applied. Rather, the lease obligations are accounted for as financial liabilities in accordance with IFRS 9. Upon commencement of the leases, the Company recognized a corresponding asset in property, plant and equipment in the Condensed Consolidated Interim Statements of Financial Position.

As at March 31, 2025, the Company’s contractual obligations included long-term land lease agreements with Rio Balsas, Real del Limón, Atzcala, Puente Sur Balsas, Mezcala and Valerio Trujano Ejidos and the individual owners of land parcels within certain of those Ejido boundaries; and contractual commitments related to the purchases of goods, energy and services used in the operations at the Morelos Complex and the Media Luna Project. All long-term land lease agreements can be terminated within one year at the Company’s discretion at any time without penalty.

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the three months ended March 31, 2025, the Company paid $6.6 million for the 2.5% royalty relating to the fourth quarter of

26 Torex Gold Resources Inc. | TSX: TXG

2024 (three months ended March 31, 2024 - $7.2 million relating to the fourth quarter of 2023). As at March 31, 2025, the Company accrued $4.3 million for the 2.5% royalty relating to the first quarter of 2025 which was paid in April 2025 (December 31, 2024 - $6.8 million relating to the fourth quarter of 2024).

Prior to January 1, 2025, the Company was subject to a mining tax of 7.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 0.5% on sales of gold, silver, and platinum. As of January 1, 2025, the mining tax and royalty increased to 8.5% and 1.0%, respectively. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria on an annual basis in March of the following year. In March 2025, the Company paid $39.4 million in respect of the 7.5% and 0.5% mining tax and royalty, respectively, for 2024 (paid in March 2024 - $29.4 million for 2023). As at March 31, 2025, the Company accrued $6.2 million and $1.7 million for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2026, respectively (December 31, 2024 - $34.5 million and $5.1 million accrued for the 7.5% and 0.5% mining tax and royalty, respectively, to be paid in March 2025, respectively).

Gold equivalent payable production is expected to be the lowest during the first quarter of 2025 given the four-week shutdown of the processing plant and lower processed grades with depletion of the main El Limón open pit in late 2024. Production during the remaining quarters of 2025 is expected to be relatively consistent. Given the timing of tax and employee profit sharing payments, the Company’s net cash generated from operating activities is generally weighted towards the second half of the year as was the case in 2024 and 2023. Gold equivalent payable production in the first quarter of 2025 was lower than production during the fourth quarter of 2024, primarily due to the four-week tie-in period at the processing plant in connection with the Media Luna Project.

The trends that affect the Company’s liquidity are further described in the “Economic Trends” section of this MD&A.

For discussion of liquidity risks, refer to sections “Financial Risk Management” and “Risks and Uncertainties” of this MD&A.

Contractual Commitments

Table 9.

In millions of U.S. dollars	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	Greater than 5 years
Operating commitments[1]	$590.7	321.6	222.8	46.3	—
Capital commitments[1]	$68.4	63.0	3.7	1.3	0.4
Accounts payable and accrued liabilities	$160.2	160.2	—	—	—
Derivative contracts	$0.8	0.8	—	—	—
Debt	$232.1	13.5	218.6	—	—
Lease-related obligations	$104.0	36.6	35.5	31.9	—

Total	$1,156.2	595.7	480.6	79.5	0.4

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at March 31, 2025, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at March 31, 2025 is $92.3 million relating to the power purchase agreement.

27 Torex Gold Resources Inc. | TSX: TXG

OUTSTANDING SHARE DATA

Table 10.

Outstanding Share Data as at May 7, 2025	Number
Common shares	86,205,444
Stock options[1]	—
Restricted share units2, [3]	634,923
Performance share units[4]	734,900

1.

Each stock option is exercisable into one common share of the Company. As of January 1, 2022, the Company ceased the issuance of new stock options and the plan was terminated in March 2025 as the last of the outstanding options were exercised.

2.	Each restricted share unit is redeemable for one common share of the Company.
3.

The balance includes both Restricted Share Units (“RSUs”) and Employee Restricted Share Units (“ERSUs”) issued under the Restricted Share Plan (“RSU Plan”) and the Employee Share Unit (“ESU Plan”), respectively.

4.

The number of performance share units that vest is determined by multiplying the number of units granted to the participant, and outstanding at the vesting date, by an adjustment factor, which ranges from 0 to 2.0. Therefore, the number of units that will vest and be settled may be higher or lower than the number of units originally granted to a participant. The adjustment factor is based on the Company’s total shareholder return relative to a group of comparable companies over the applicable period. Under the terms of the plan, the Board of Directors is authorized to determine the adjustment factor.

Normal course issuer bid

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence a normal course issuer bid (“NCIB”). Under the NCIB, the Company is authorized to purchase up to 7,116,777 of its common shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. During the three months ended March 31, 2025, the Company did not repurchase any common shares under a normal course issuer bid (year ended December 31, 2024 - nil).

28 Torex Gold Resources Inc. | TSX: TXG

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, total cash costs margin, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net (debt) cash, available liquidity and unit cost measures. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

Total Cash Costs

Total cash costs is a common financial performance measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company reports total cash costs on both a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales and net cash generated from operating activities, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Total cash costs on a by-product basis are calculated as production costs, excluding temporary suspension costs, and royalties less by-product sales. Total cash costs on a gold equivalent basis are calculated as production costs, excluding temporary suspension costs, and royalties. Total cash costs on both a by-product basis and a gold equivalent basis are adjusted for realized (gains) losses on foreign currency contracts where applicable. For 2025, the Company’s foreign currency contracts were entered into to manage the foreign currency risk on operating expenditures and therefore are adjusted in total cash costs.

All-In Sustaining Costs (“AISC”)

AISC is a common financial performance measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as cost of sales and net cash generated from operating and investing activities, certain investors use this information to evaluate the Company’s operating performance and its ability to generate free cash flow from current operations. Management uses this metric as an important tool to monitor operating and capital costs. In addition, the Compensation Committee of the Board of Directors uses certain of these measures, together with other measures, to set incentive compensation goals and assess performance.

Torex reports AISC in accordance with the guidance issued by the World Gold Council (“WGC”) in 2018. The WGC definition of AISC seeks to extend the definition of total cash costs by adding corporate general and administrative costs, reclamation and remediation costs (including accretion and amortization), sustaining exploration and study costs, capitalized stripping costs, sustaining capital expenditures and sustaining leases, and represents the total costs of producing gold from current operations. Non-sustaining capital expenditures are primarily those related to new operations and major projects at existing operations that are expected to materially benefit the current operation. The determination of classification of sustaining versus non-sustaining requires judgement by management. AISC excludes income tax payments, interest costs, costs related to business acquisitions, costs related to growth projects and other expenses not related to ongoing operations. Consequently, these measures are not representative of all of the Company’s cash expenditures. In addition, the calculation of AISC does not include depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. Other companies may quantify these measures differently because of different underlying principles and policies applied. Differences may also occur due to different definitions of sustaining versus non-sustaining capital.

29 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

The following table provides a reconciliation of total cash costs and all-in sustaining costs to production costs and royalties as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 11.

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Gold sold	oz	59,756	108,647	111,642
Total cash costs per oz sold
Production costs[1]		$56.2	94.7	100.8
Royalties		$6.0	8.2	6.9
Less: Silver sales		$(1.1)	(1.8)	(1.5)
Less: Copper sales		$(1.2)	(3.1)	(3.7)
Less: Realized gain on foreign currency contracts		$(0.4)	—	—

Total cash costs		$59.5	98.0	102.5
Total cash costs per oz sold	$/oz	996	902	918
All-in sustaining costs per oz sold
Total cash costs		$59.5	98.0	102.5
General and administrative costs[2]		$8.7	7.3	8.0
Reclamation and remediation costs		$1.0	1.0	1.3
Sustaining capital expenditure		$13.6	11.6	22.4

Total all-in sustaining costs		$82.8	117.9	134.2
Total all-in sustaining costs per oz sold	$/oz	1,386	1,085	1,202

Gold equivalent sold[3]	oz AuEq	60,568	110,419	114,106
Total cash costs per oz AuEq sold
Production costs[1]		$56.2	94.7	100.8
Royalties		$6.0	8.2	6.9
Less: Realized gain on foreign currency contracts		$(0.4)	—	—

Total cash costs		$61.8	102.9	107.7
Total cash costs per oz AuEq sold[3]	$/oz AuEq	1,020	932	944
All-in sustaining costs per oz AuEq sold
Total cash costs		$61.8	102.9	107.7
General and administrative costs[2]		$8.7	7.3	8.0
Reclamation and remediation costs		$1.0	1.0	1.3
Sustaining capital expenditure		$13.6	11.6	22.4

Total all-in sustaining costs		$85.1	122.8	139.4
Total all-in sustaining costs per oz AuEq sold[3]	$/oz AuEq	1,405	1,112	1,222

1.	This amount excludes temporary suspension costs of $nil, $3.1 million and $nil for the three months ended March 31, 2025, December 31, 2024, and March 31, 2024, respectively.
2.

This amount excludes a loss of $7.6 million, loss of $6.8 million and loss of $4.2 million for the three months ended March 31, 2025, December 31, 2024, and March 31, 2024, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $0.1 million, $0.2 million and $0.1 million for the three months ended March 31, 2025, December 31, 2024, and March 31, 2024, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $2.3 million or $38/oz ($38/oz AuEq) for the three months ended March 31, 2025, $1.6 million or $15/oz ($14/oz AuEq) for the three months ended December 31, 2024, $2.3 million or $21/oz ($20/oz AuEq) for the three months ended March 31, 2024. This amount excludes other expenses totalling $nil, $1.4 million and $1.2 million for the three months ended March 31, 2025, December 31, 2024, and March 31, 2024, respectively.

30 Torex Gold Resources Inc. | TSX: TXG

3.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

The following table provides a reconciliation of capital expenditures to additions to property, plant and equipment as reported in the Condensed Consolidated Interim Statements of Cash Flows:

Table 12.

	Three Months Ended
In millions of U.S. dollars	Mar 31,2025	Dec 31, 2024	Mar 31, 2024
Sustaining	$13.6	11.6	21.6
Capitalized Stripping (Sustaining)	$—	—	0.8

Total Sustaining	$13.6	11.6	22.4

Non-sustaining
Media Luna Project[1]	$55.5	100.5	126.4
EPO Project	$4.0	0.6	—
Media Luna Cluster Drilling and Other	$0.2	2.4	1.3
Working Capital Changes and Other	$50.2	12.7	(24.0)

Capital expenditures[2]	$123.5	127.8	126.1

1.

This amount includes a realized gain (or an increase in the capitalized expenditures) of $nil, loss of $0.1 million and gain of $0.8 million for the three months ended March 31, 2025, December 31, 2024, and March 31, 2024, respectively, in relation to the settlement of foreign exchange zero cost collars that were entered into to manage the capital expenditure risk related to a further strengthening of the Mexican peso.

2.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Condensed Consolidated Interim Statements of Cash Flows.

Average Realized Gold Price and Total Cash Costs Margin

Average realized gold price and total cash costs margin on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to better understand the gold price and margin realized throughout a period.

Average realized gold price is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less silver sales and copper sales, adjusted for realized gains (losses) on gold contracts where applicable, divided by ounces of gold sold. Total cash costs margin per oz sold reflects average realized gold price per oz sold, less total cash costs per oz sold on both a by-product and gold equivalent basis.

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Reconciliation of Average Realized Gold Price and Total Cash Costs Margin to Revenue

The following table provides a reconciliation of average realized gold price and total cash costs margin on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) to revenue as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 13.

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Gold sold	oz	59,756	108,647	111,642
Revenue		$170.0	295.0	236.5
Less: Silver sales		$(1.1)	(1.8)	(1.5)
Less: Copper sales		$(1.2)	(3.1)	(3.7)
Less: Realized loss on gold contracts		$(0.8)	(19.9)	(5.4)

Total proceeds		$166.9	270.2	225.9
Average realized gold price	$/oz	2,793	2,487	2,023
Less: Total cash costs	$/oz	996	902	918

Total cash costs margin	$/oz	1,797	1,585	1,105
Total cash costs margin	%	64	64	55

Gold equivalent sold[1]	oz AuEq	60,568	110,419	114,106
Revenue		$170.0	295.0	236.5
Less: Realized loss on gold contracts		$(0.8)	(19.9)	(5.4)

Total proceeds		$169.2	275.1	231.1
Average realized gold price	$/oz	2,793	2,487	2,023
Less: Total cash costs[1]	$/oz AuEq	1,020	932	944

Total cash costs margin[1]	$/oz AuEq	1,773	1,555	1,079
Total cash costs margin	%	63	63	53

1.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

All-in Sustaining Costs Margin and All-in Sustaining Costs Margin Per Oz Sold

AISC margin and AISC margin on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to evaluate the Company’s performance and ability to generate operating income to fund its capital investment and service its debt. AISC margin on a by-product basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less silver and copper sales, and adjusted for realized (gains) losses on gold contracts where applicable, and AISC. AISC margin on a gold equivalent basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less realized (losses) gains on gold contracts where applicable, and AISC. All-in sustaining costs margin per oz sold reflects the average realized gold price per oz sold less all-in sustaining costs per oz sold on both a by-product and gold equivalent basis.

32 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of All-in Sustaining Costs Margin to Revenue

The following table provides a reconciliation of all-in sustaining costs margin to revenue as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 14.

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Gold sold	oz	59,756	108,647	111,642
Revenue		$170.0	295.0	236.5
Less: Silver sales		$(1.1)	(1.8)	(1.5)
Less: Copper sales		$(1.2)	(3.1)	(3.7)
Less: Realized loss on gold contracts		$(0.8)	(19.9)	(5.4)
Less: All-in sustaining costs		$(82.8)	(117.9)	(134.2)

All-in sustaining costs margin		$84.1	152.3	91.7

Average realized gold price	$/oz	2,793	2,487	2,023
Total all-in sustaining costs margin	$/oz	1,407	1,402	821
Total all-in sustaining costs margin	%	50	56	41

Gold equivalent sold[1]	oz AuEq	60,568	110,419	114,106
Revenue		$170.0	295.0	236.5
Less: Realized loss on gold contracts		$(0.8)	(19.9)	(5.4)
Less: All-in sustaining costs		$(85.1)	(122.8)	(139.4)

All-in sustaining costs margin		$84.1	152.3	91.7

Average realized gold price	$/oz	2,793	2,487	2,023
Total all-in sustaining costs margin[1]	$/oz AuEq	1,388	1,375	801
Total all-in sustaining costs margin	%	50	55	40

1.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Adjusted net earnings and adjusted net earnings per share (basic and diluted) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these metrics to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

Adjusted net earnings is defined as net income (loss) adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs, the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts, impairment losses, (gains) losses on remeasurement of share-based payments, derecognition of provisions for uncertain tax positions and the tax effect of currency translation on tax base, net of the tax effect of these adjustments. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined under IFRS.

33 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Adjusted Net Earnings to Net Income

The following table provides a reconciliation of adjusted net earnings to net income as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 15.

		Three Months Ended
In millions of U.S. dollars, unless otherwise noted		Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Basic weighted average shares outstanding	shares	86,125,855	85,988,115	85,949,559
Diluted weighted average shares outstanding	shares	87,326,899	87,414,063	86,499,360
Net income		$39.0	60.4	43.1
Adjustments:
Temporary suspension costs		$—	3.1	—
Unrealized foreign exchange gain		$(0.7)	(2.0)	(0.6)
Unrealized (gain) loss on derivative contracts		$(3.2)	(16.4)	11.6
Loss on remeasurement of share-based payments		$7.6	6.8	4.2
Derecognition of provisions for uncertain tax positions		$(9.2)	—	(12.1)
Tax effect of above adjustments		$1.2	4.6	(3.3)
Tax effect of currency translation on tax base		$1.2	14.1	(7.0)

Adjusted net earnings		$35.9	70.6	35.9
Per share – Basic	$/share	0.42	0.82	0.42
Per share – Diluted	$/share	0.41	0.81	0.42

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use these measures to evaluate the operating performance of the Company. Presenting these measures from period to period helps identify and evaluate earnings trends more readily in comparison with results from prior periods. EBITDA is defined as net income (loss) adjusted to exclude depreciation and amortization, net finance (income) costs and income tax expense (recovery). Adjusted EBITDA is defined as EBITDA adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs, the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts, (gains) losses on remeasurement of share-based payments, and certain impairment losses (if applicable).

34 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of EBITDA and Adjusted EBITDA to Net Income

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 16.

	Three Months Ended
In millions of U.S. dollars	Mar 31,2025	Dec 31, 2024	Mar 31, 2024
Net income	$39.0	60.4	43.1
Finance costs (income), net	$2.6	(0.3)	(1.7)
Depreciation and amortization[1]	$32.0	47.7	49.8
Current income tax expense	$6.0	42.9	26.2
Deferred income tax expense (recovery)	$8.5	12.1	(19.4)

EBITDA	$88.1	162.8	98.0

Adjustments:
Temporary suspension costs	$—	3.1	—
Unrealized (gain) loss on derivative contracts	$(3.2)	(16.4)	11.6
Unrealized foreign exchange gain	$(0.7)	(2.0)	(0.6)
Loss on remeasurement of share-based payments	$7.6	6.8	4.2

Adjusted EBITDA	$91.8	154.3	113.2

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Free Cash Flow

Free cash flow is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company defines free cash flow as net cash generated from operating activities less cash outlays for capital expenditures, lease payments and interest and other borrowing costs paid (including borrowing costs capitalized to property, plant and equipment), as well as net changes in value-added tax receivables non-cash working capital. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s operating performance and its ability to fund operating and capital expenditures without reliance on additional borrowing.

In the first quarter of 2025, the Company revised the calculation of free cash flow to include net changes in value-added tax receivables non-cash working capital within investing activities, which were previously excluded. The prior periods have been recast to conform with this change. The Company believes that this disclosure more consistently treats all cash flows on capital expenditures. As a result, free cash flow reflects total cash flows related to capital expenditures.

35 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

The following table provides a reconciliation of free cash flow to net cash generated from operating activities as reported in the Condensed Consolidated Interim Statements of Cash Flows:

Table 17.

In millions of U.S. dollars	Three Months Ended
	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Net cash (used in) generated from operating activities	$(9.9)	122.8	79.8
Less:
Additions to property, plant and equipment[1]	$(123.5)	(127.8)	(126.1)
Value-added tax receivables, net	$7.6	3.1	(10.3)
Lease payments	$(3.4)	(2.9)	(1.4)
Interest and other borrowing costs paid[2]	$(4.1)	(2.9)	(1.4)

Free cash flow	$(133.3)	(7.7)	(59.4)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.
2.	Including borrowing costs capitalized to property, plant and equipment.

Net (debt) cash

Net (debt) cash is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Net (debt) cash is defined as total cash and cash equivalents and short-term investments less lease-related obligations and debt, adjusted to exclude unamortized deferred finance charges, at the end of the period. This measure is used by management, and may be used by certain investors, to measure the Company’s debt leverage.

Reconciliation of Net (debt) cash to Cash and Cash Equivalents

The following table provides a reconciliation of net (debt) cash to cash and cash equivalents as reported in the Condensed Consolidated Interim Statements of Financial Position:

Table 18.

In millions of U.S. dollars	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Cash and cash equivalents	$106.5	110.2	113.2
Less:
Debt	$(193.1)	(62.9)	—
Lease-related obligations	$(86.5)	(78.3)	(44.0)
Deferred finance charges	$(1.9)	(2.1)	—

Net (debt) cash	$(175.0)	(33.1)	69.2

Available Liquidity

Available liquidity is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Available liquidity is defined as total cash and cash equivalents and short-term investments and the available credit on the Debt Facility (undrawn capacity less letters of credits utilized). This measure is used by management, and may be used by certain investors, to measure the Company’s liquidity position.

36 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Available Liquidity to Cash and Cash Equivalents

The following table provides a reconciliation of available liquidity to cash and cash equivalents as reported in the Condensed Consolidated Interim Statements of Financial Position:

Table 19.

In millions of U.S. dollars	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Cash and cash equivalents	$106.5	110.2	113.2
Add: Available credit of the Debt Facility	$91.1	221.3	292.1

Available liquidity	$197.6	331.5	405.3

Unit Cost Measures

Unit cost measures are non-GAAP financial measures with no standardized meaning under IFRS and they may not be comparable to similar financial measures disclosed by other issuers. The Company defines unit cost measures as components of production costs calculated on a per unit basis (tonnes mined or tonnes processed). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales, certain investors use this information to evaluate the Company’s operating performance and, in addition to sales, its ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs.

37 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Unit Cost Measures to Production Costs

The following table provides a reconciliation of unit cost measures to production costs as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 20.

In millions of U.S. dollars, unless otherwise noted	Three Months Ended
	Mar 31, 2025		Dec 31, 2024		Mar 31, 2024
Gold sold (oz AuEq)	60,568		110,419		114,106
Gold sold (oz)	59,756		108,647		111,642
Tonnes mined - ELG open pit (kt)	672		2,400		8,981
Tonnes mined - ELG underground (kt)	187		207		168
Tonnes processed (kt)	705		1,094		1,194
Total cash costs:
Total cash costs ($) - gold equivalent basis	61.8		102.9		107.7
Total cash costs per oz AuEq sold ($)	1,020		932		944
Total cash costs ($) - gold only basis	59.5		98.0		102.5
Total cash costs per oz sold ($)	996		902		918

Breakdown of production costs	$	$/t	$	$/t	$	$/t
Mining - open pit	6.0	8.87	14.1	5.85	31.6	3.52
Mining - underground	15.0	80.45	12.4	60.07	13.8	82.34
Processing	25.2	35.72	42.9	39.21	42.5	35.64
Site support	8.1	11.53	16.0	14.60	14.3	12.00
Mexican profit sharing (PTU)	2.1	2.98	4.7	4.30	3.0	2.50
Capitalized stripping	—		—		(0.8)
Inventory movement	(1.5)		6.6		(4.3)
Other	1.3		1.1		0.7

Production costs	56.2		97.8		100.8

ADDITIONAL IFRS FINANCIAL MEASURES

The Company has included the additional IFRS measures “Earnings from mine operations” and “Net cash generated from operating activities before changes in non-cash operating working capital” in its financial statements.

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, investments made in respect of sustaining capital expenditures, and costs of corporate general and administrative expenses, exploration and evaluation expenses, other expenses, foreign exchange gains and losses, derivative gains and losses, finance costs and income, and taxation.

“Net cash generated from operating activities before changes in non-cash operating working capital” provides useful information to management and investors as an indication of the cash flows from operations before consideration of the impact of changes in operating working capital in the period.

ECONOMIC TRENDS

The market price for gold and foreign currency exchange rates are the most significant external factors that affect the Company’s financial performance.

38 Torex Gold Resources Inc. | TSX: TXG

Table 21.

		Three Months Ended
		Mar 31, 2025	Mar 31, 2024
Average market spot prices[1]
Gold	$/oz	2,860	2,070
Closing market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	20.3	16.7
Canadian dollar : U.S. dollar	C$ : $	1.44	1.36
Average market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	20.4	17.0
Canadian dollar : U.S. dollar	C$ : $	1.44	1.35

1.	Based on the LBMA PM fix.
2.	Sources: Bank of Mexico for the Mexican peso and Bank of Canada for the Canadian dollar.

Metal prices

The Company’s profitability and operating cash flows are significantly impacted by the price of gold.

From December 31, 2024 to March 31, 2025 based on closing prices, gold prices increased 19%. From December 31, 2023 to March 31, 2024 based on closing prices, gold prices increased 8%. In January 2025, the Company entered into gold put options to sell 155,000 oz of gold in 2025 at a strike price of $2,500 per oz. As at March 31, 2025, the outstanding gold put options had a strike price of $2,500 per oz to sell 128,250 oz of gold between April 2025 and December 2025. For details of the remaining gold put option contracts, refer to Table 25.

Foreign exchange rates

The functional currency of the Company and its subsidiaries is the U.S. dollar, and it is, therefore, exposed to financial risk related to foreign exchange rates.

Changes in exchange rates are expected to have an impact on the Company’s results. In particular, approximately 65% of the Company’s payments for the three months ended March 31, 2025 were incurred in Mexican pesos. In addition, the Company is exposed to foreign exchange risk on its non-U.S. dollar denominated monetary assets and liabilities. The average exchange rates of the Mexican peso relative to the U.S. dollar were 20.4 and 17.0 pesos to $1 for the three months ended March 31, 2025 and 2024, respectively, representing a 20.1% depreciation in the Mexican peso. To manage the foreign currency risk during the development of the Media Luna Project in 2023 and 2024 and on operating expenditures in 2025, the Company entered into a series of zero-cost collars to hedge against changes in foreign exchange rates of the Mexican peso.

39 Torex Gold Resources Inc. | TSX: TXG

As at March 31, 2025, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $75.0 million between April 2025 and December 2025 have a weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1. For details of the remaining foreign exchange collar contracts, refer to Table 23. To further manage the foreign currency risk on operating expenditures in 2025, the Company entered into foreign exchange forward contracts to hedge against changes in foreign exchange rates of the Mexican peso in 2024. As at March 31, 2025, the MXN/USD foreign exchange forwards are for the purchase of MXN 693.2 million for $33.0 million between April 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1. For details of the remaining foreign exchange forward contracts, refer to Table 24.

SUMMARY OF QUARTERLY RESULTS

Quarterly Results for the Eight Most Recently Completed Quarters

Table 22.

In millions of U.S. dollars, unless otherwise noted		2025	2024				2023
		Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Financial Results
Revenue		$170.0	295.0	313.7	270.3	236.5	282.4	160.1	211.3
Net income		$39.0	60.4	29.2	1.9	43.1	50.4	10.5	75.3
Per share – Basic	$/share	0.45	0.70	0.34	0.02	0.50	0.59	0.12	0.88
Per share – Diluted	$/share	0.45	0.69	0.34	0.02	0.50	0.58	0.09	0.85

For each of the eight most recently completed quarters, the financial data was prepared in accordance with IFRS. The presentation and functional currency are in U.S. dollars. The quarterly results are unaudited. Sum of all the quarters may not add up to annual or year-to-date totals due to rounding.

Net income has fluctuated based on, among other factors, the quantity and grade of ore mined and processed, metal prices, foreign exchange rates, current and deferred income tax recoveries and expenses, cost of reagents consumed, and interest income. Metal prices affect the Company’s realized sales prices of its production and gains and losses on commodity derivative contracts entered into. Fluctuations in the value of the Mexican peso and Canadian dollar relative to the U.S. dollar affect the Company’s operating and corporate expenses, foreign currency derivative gains and losses, income taxes, and the value of non-U.S. dollar denominated monetary assets and liabilities such as cash, VAT receivables, accounts payable and lease-related obligations. Changes in the value of the Mexican peso also impact the tax basis of non-monetary assets and liabilities considered in the Company’s deferred tax assets and liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Refer to Notes 3 and 4 in the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 in the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2025 and Note 3 in the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

FINANCIAL RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include liquidity risk, interest rate risk, foreign currency risk and commodity price risk,

40 Torex Gold Resources Inc. | TSX: TXG

and are detailed in Note 24 of the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

Foreign Currency Risk

Foreign Exchange Zero-Cost Collars

In 2024, the Company entered into a series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican peso between July 2024 and December 2025 for a total notional value of $123.7 million, with a weighted average put strike (floor) rate of 19.41:1 and a weighted average call strike (ceiling) rate of 21.32:1.

As at March 31, 2025, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $75.0 million between April 2025 and December 2025 have a weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1.

Table 23.

Settlement Date (Quarter)	Weighted Average Put Strike (Floor) Rate (MXN/USD)	Weighted Average Call Strike (Ceiling) Rate (MXN/USD)	Weighted Average Collar Amount (USD)
Q2 2025	19.70	21.63	25,000,000
Q3 2025	19.76	21.69	23,000,000
Q4 2025	19.65	21.58	27,000,000

Total	19.70	21.63	75,000,000

Foreign Exchange Forwards

In 2024, the Company entered into foreign exchange forward contracts to purchase MXN 924.3 million for $44.0 million between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1.

As at March 31, 2025, the MXN/USD foreign exchange forwards are for the purchase of MXN 693.2 million for $33.0 million between April 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1.

Table 24.

Settlement Date (Quarter)	Weighted Average Foreign Exchange Rate (MXN/USD)	Weighted Average Forward Amount (USD)
Q2 2025	21.01	11,000,000
Q3 2025	21.01	11,000,000
Q4 2025	21.01	11,000,000

Total	21.01	33,000,000

Commodity Price Risk

Gold Put Options

In January 2025, the Company entered into gold put options to sell 155,000 oz of gold between January 2025 and December 2025 at a strike price of $2,500 per oz.

41 Torex Gold Resources Inc. | TSX: TXG

As at March 31, 2025, the outstanding gold put options had a strike price of $2,500 per oz to sell 128,250 oz of gold between April 2025 and December 2025.

Table 25.

Settlement Date (Quarter)	Weighted Average Strike Price ($/oz)	Quantity (oz)
Q2 2025	2,500	42,750
Q3 2025	2,500	42,750
Q4 2025	2,500	42,750

Total	2,500	128,250

RISKS AND UNCERTAINTIES

The Company is subject to various operational, financial, compliance and other risks, uncertainties, contingencies and other factors which could materially adversely affect the Company’s future business, operations, and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Notes”.

Management monitors the principal risks and uncertainties to the Company’s business, financial condition, and results of operations for new or elevated risks and supplements, when necessary, its disclosure under “Financial Risk Management” and below. Readers are cautioned that no enterprise risk management framework or system can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated.

The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control.

For a comprehensive discussion of risks faced by the Company, which may cause the actual financial results, performance or achievements of the Company to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control framework was designed based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There was no change in the Company’s internal control over financial reporting that occurred during the first quarter of 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures, that as at March 31, 2025, the Company’s disclosure controls and procedures

42 Torex Gold Resources Inc. | TSX: TXG

have been designed effectively to provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

QUALIFIED PERSONS

The scientific and technical information contained in this MD&A pertaining to mineral resources, drilling results and exploration results have been reviewed and approved by Rochelle Collins, P.Geo., Principal, Mineral Resources of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

The scientific and technical information contained in this MD&A pertaining to mineral reserves has been reviewed and approved by Richard Jundis, P.Eng., Principal Mining Engineer, Technical Services and Capital Projects of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

All other scientific and technical information contained in this MD&A has been reviewed and approved by Dave Stefanuto, P. Eng., Executive Vice President, Technical Services and Capital Projects of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

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ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent annual information form, is filed on SEDAR+ at www.sedarplus.ca, and is available upon request from the Company.

Mineral Reserve Estimate – Morelos Complex (December 31, 2024)2*

Table 26.

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mib)	AuEq (gpt)	AuEq (koz)
Media Luna Underground
Proven	2,834	3.14	31.0	1.01	286	2,826	63	5.18	471
Probable	21,347	2.42	24.7	0.86	1,661	16,962	404	4.14	2,840
Proven & Probable	24,180	2.50	25.5	0.88	1,946	19,788	467	4.26	3,311
ELG Underground
Proven	1,441	4.89	8.0	0.26	226	372	8	5.41	251
Probable	2,578	4.47	7.9	0.24	370	657	14	4.96	411
Proven & Probable	4,019	4.62	8.0	0.25	597	1,029	22	5.12	662
EPO Underground
Proven	—	—	—	—	—	—	—	—	—
Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781
Proven & Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781
ELG Open Pit
Proven	62	2.78	8.3	0.14	6	16	0	2.86	6
Probable	883	2.53	12.6	0.37	72	357	7	2.68	76
Proven & Probable	945	2.55	12.3	0.36	77	373	7	2.69	82
Surface Stockpiles
Proven	6,235	1.19	4.2	0.12	239	842	16	1.30	261
Probable	—	—	—	—	—	—	—	—	—
Proven & Probable	6,235	1.19	4.2	0.12	239	842	16	1.30	261
Total Morelos Complex
Proven	10,571	2.23	11.9	0.37	756	4,056	87	2.91	988
Probable	29,836	2.57	23.8	0.86	2,470	22,796	568	4.28	4,108
Proven & Probable	40,408	2.48	20.7	0.74	3,226	26,851	656	3.92	5,096

Notes to accompany the mineral reserve table:

1.	Mineral reserves were developed in accordance with CIM (2014) guidelines.

2.	Mineral reserves are founded on measured and indicated mineral resources, with an effective date of December 31, 2024 (unless otherwise noted).

3.

Rounding may result in apparent summation differences between tonnes, grade, and contained metal content. Surface Stockpile mineral reserves are estimated using production and survey data and apply the gold equivalent (“AuEq”) formula for the intended processing method.

4.	AuEq of Total Morelos Complex is established from combined contributions of the various deposits.

5.	The qualified person for the mineral reserve estimate is Johannes (Gertjan) Bekkers, P. Eng., VP of Mines Technical Services.

6.	The qualified person is not aware of mining, metallurgical, infrastructure, permitting, or other factors that materially affect the mineral reserve estimates.

Notes to accompany the Media Luna Underground mineral reserves:

1.	Media Luna Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.4 gpt AuEq.

2.

Media Luna Underground cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz gold (“Au”), $19/oz silver (“Ag”) and $3.50/lb copper (“Cu”) and metal recoveries of 90% Au, 86% Ag, and 93% Cu.

3.	Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and includes estimates for dilution and mining losses.

4.	Media Luna Underground (including Media Luna surface stockpiles) AuEq = Au (gpt) + Ag (gpt) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Underground mineral reserves:

1.	El Limón Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.8 gpt AuEq and an in-situ incremental cut-off grade of 1.6 gpt AuEq.

2.

Cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz Au, $19/oz Ag, and $3.50/lb Cu and metal recoveries of 90% Au, 86% Ag, and 93% Cu, accounting for the planned copper concentrator.

3.	Mineral reserves within designed mine shapes assume mechanized cut and fill supplemented with long hole mining method and include estimates for dilution and mining losses.

4.	ELG Underground AuEq = Au (gpt) + Ag (gpt) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes	to accompany the EPO Underground mineral reserves:

1.	Mineral reserves for EPO Underground have an effective date of June 30, 2024.

2.	*Mineral reserves are based on EPO Underground indicated mineral resources with an effective date of December 31, 2023.

3.	EPO Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.5 gpt AuEq.

44 Torex Gold Resources Inc. | TSX: TXG

4.	EPO Underground cut-off grade and mining shapes are considered appropriate for a metal price of $1,500/oz Au, $19/oz Ag, and $3.50/lb Cu and metal recoveries of 87% Au, 85% Ag, and 92% Cu.

5.	Mineral reserves within designed mine shapes assume long-hole open stoping and include estimates for dilution and mining losses.

6.	EPO Underground AuEq = Au (gpt) + Ag (gpt) * (0.0124) + Cu (%) * (1.6920), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit mineral reserves and Surface Stockpiles:

1.	ELG Open Pit mineral reserves are reported above an in-situ cut-off grade of 1.2 gpt Au and including low grade mineral reserves are reported above an in-situ cut-off grade of 0.88 gpt Au.

2.	It is planned that ELG low grade mineral reserves within the designed pit will be stockpiled during pit operation and processed during pit closure.

3.	Mineral reserves within the designed pit include assumed estimates for dilution and ore losses.

4.	Cut-off grades and designed pits are considered appropriate for a metal price of $1,500/oz Au and metal recovery of 89% Au.

5.	Mineral reserves are reported using an Au price of $1,500/oz, Ag price of $19/oz, and Cu price of $3.50/lb.

6.	Average metallurgical recoveries of 89% for Au, 30% for Ag, and 15% for Cu.

7.	ELG Open Pit (including open pit surface stockpiles) AuEq = Au (gpt) + Ag (gpt) * (0.0043) + Cu (%) * (0.2697), accounting for metal prices and metallurgical recoveries.

Mineral Resource Estimate – Morelos Complex (December 31, 2024)

Table 27.

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mib)	AuEq (gpt)	AuEq (koz)
Media Luna Underground
Measured	2,994	3.95	40.0	1.30	380	3,855	86	6.55	630
indicated	26,120	2.83	30.2	1.05	2,374	25,385	603	4.90	4,114
Measured & Indicated	29,114	2.94	31.2	1.07	2,754	29,240	689	5.07	4,744
inferred	7,675	2.38	22.8	0.90	587	5,632	152	4.12	1,017
ELG Underground
Measured	3,164	5.04	7.4	0.27	512	751	19	5.56	566
indicated	5,287	4.42	8.9	0.28	752	1,521	33	4.99	848
Measured & Indicated	8,451	4.65	8.4	0.28	1,264	2,272	51	5.20	1,414
inferred	1,961	3.86	7.8	0.21	243	490	9	4.30	271
EPO Underground
Measured
indicated	7,060	2.66	31.2	1.28	604	7,082	200	5.18	1,176
Measured & Indicated	7,060	2.66	31.2	1.28	604	7,082	200	5.18	1,176
inferred	6,883	1.76	39.3	1.24	390	8,690	188	4.31	954
ELG Open Pit
Measured	189	3.89	7.0	0.20	24	43	1	3.97	24
indicated	865	2.46	9.0	0.43	69	251	8	2.62	73
Measured & Indicated	1,054	2.72	8.7	0.38	92	294	9	2.86	97
inferred	6	3.56	5.9	0.24	1	1	0	3.65	1
Total Morelos Complex
Measured	6,347	4.49	22.8	0.75	916	4,649	105	5.98	1,220
Indicated	39,332	3.00	27.1	0.97	3,798	34,239	844	4.91	6,211
Measured & Indicated	45,679	3.21	26.5	0.94	4,714	38,888	949	5.06	7,431
Inferred	16,526	2.30	27.9	0.96	1,222	14,813	349	4.22	2,243

Notes to accompany the mineral resource table:

1.	Mineral resources were prepared in accordance with the CIM Definition Standards (May 2014).

2.	The effective date of the estimates is December 31, 2024.

3.	Mineral resources are depleted above a mining surface or to the as-mined solids as of December 31, 2024.

4.	Gold equivalent (“AuEq”) of total mineral resources is established from combined contributions of the various deposits.

5.	Mineral resources for all deposits are based on an underlying gold (“Au”) price of $1,650/oz, silver (“Ag”) price of $22/oz, and copper (“Cu”) price of $3.75/lb.

6.	Mineral resources are inclusive of mineral reserves (ex-stockpiles). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

7.	Numbers may not add due to rounding.

8.	Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

9.	The estimate was prepared by Mrs. Rochelle Collins, P.Geo. (Ontario), Principal, Mineral Resources.

Notes to accompany Media Luna Underground mineral resources:

1.

Mineral resources for Media Luna Underground are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining methods are a combination of long-hole open stoping and mechanized cut-and-fill.

2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

3.	Metallurgical recoveries at Media Luna Underground average 90% Au, 86% Ag, and 93% Cu.

4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.

5.	Media Luna Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104), accounting for underlying metal prices and metallurgical recoveries.

45 Torex Gold Resources Inc. | TSX: TXG

Notes to accompany ELG Underground mineral resources:

1.	Mineral resources for ELG Underground are reported above a cut-off grade of 2.2 gpt AuEq. The assumed underground mining method is mechanized cut-and-fill.

2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5m sub-blocks.

3.	Average metallurgical recoveries are 90% Au, 86% Ag, and 93% Cu, accounting for recoveries with planned copper concentrator.

4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

5.	ELG Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104), accounting for underlying metal prices and metallurgical recoveries.

Notes to accompany EPO Underground mineral resources:

1.	Mineral resources for EPO Underground are reported above a 2.0 gpt AuEq cut-off grade. The assumed mining method is from underground methods, using long-hole open stoping.

2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

3.	Metallurgical recoveries at EPO average 87% Au, 85% Ag, and 92% Cu.

4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.5 g/cm3.

5.	EPO Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0130) + (Cu (%) * 1.6480), accounting for underlying metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit mineral resources:

1.	Mineral resources for ELG Open Pit are reported above an in-situ cut-off grade of 0.78 gpt Au.

2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5 m sub-blocks. Mineral resources are reported inside an optimized pit shell, underground mineral reserves at ELD within the El Limón pit shell have been excluded from the open pit mineral resources.

3.	Average metallurgical recoveries are 89% Au, 30% Ag, and 15% Cu.

4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

5.	ELG Open Pit AuEq = Au (gpt) + (Ag (gpt) * 0.0045) + (Cu (%) * 0.2627), accounting for underlying metal prices and metallurgical recoveries.

46 Torex Gold Resources Inc. | TSX: TXG

CAUTIONARY NOTES

Forward-Looking Statements

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to the future mining, development, exploration and drilling plans concerning the Morelos Property; the adequacy of the Company’s financial resources; the Company’s key strategic objectives to deliver Media Luna to full production and build EPO, optimize Morelos production and costs, grow reserves and resources, disciplined growth and capital allocation, retain and attract best industry talent, and industry leader in responsible mining; plans to realize the full potential of the Morelos Property and opportunities to acquire assets that enable diversification and deliver value to shareholders; the Company’s 2025 guidance and objectives as described in the MD&A; the exploration and drilling strategy of the Company, and the summary of the Media Luna Project schedule and project expenditures. Forward-looking information also includes, but is not limited to, the following forward-looking statements: the Company is on track to achieve annual payable production guidance of 400,000 to 450,000 oz AuEq; the Company’s exploration strategy, which is focused, in part, on the resource potential of the Morelos Complex in order to enhance and extend the production profile; at ELG Underground, drilling was successful at replacing depletion with Proven and Probable Reserves increasing 1% to 662 koz AuEq during the year, supporting a reserve life through early 2029, which assumes an average mining rate of 2,800 tpd through 2026 and approximately 2,000 tpd thereafter; with the completion of the Media Luna Project, step-out and infill drilling at Media Luna is set to resume in 2025, with the goal of expanding and upgrading mineral resources as well as replacing mineral reserves; the positive results from the 2024 drilling program solidifies annual payable production of at least 450,000 koz AuEq through 2030 and a reserve life out to at least 2035; with approximately 125,000 m of drilling planned in 2025, almost double the metres drilled in 2024, the Company is focused on enhancing the base case production profile beyond 2030, extending the reserve life of the underground deposits, and further showcasing the underlying potential of the broader Morelos Property by testing several regional targets; quarterly production expected to increase during the remaining quarters of 2025; all-in sustaining costs are expected to peak above the upper end of the guided range during the second quarter of 2025, before declining through the back half of the year as Media Luna ramps up, economies of scale are achieved and production increases; the initial higher Media Luna costs to now be reflected in the second quarter; completion of the open pits expected in mid-2025; for 2025, depreciation and amortization expense is expected to range between $180 to $210 million; capitalization of interest on Media Luna decreased in the first quarter of 2025 and is expected to cease in the second quarter of quarter as a result of reaching commercial production; the Company has embarked on a comprehensive ‘Next Level Safety’ program to be rolled out in the second and third quarters of 2025; the Company is on track to achieve its 2025 objective of zero reportable spills of 1,000 litres or more that report to a natural water body; commissioning of the new solar facility is expected in the second quarter of 2025; significant progress continues to be made on definition drilling, with 51 of the 60 stopes planned to be mined in the 2025 mine plan drilled off, 40 from 2026, and 14 from 2027; with paste plant commissioning scheduled to be completed in the second quarter, mining rates are expected to steadily increase through the year and remain on track to achieve the designed rate of 7,500 tpd by mid-2026; pipe and instrumentation installation remains a key area for completion ahead of commissioning which is on track to commence over the next several weeks; the tie-in is expected to be completed over the coming weeks, aligned with commissioning of the paste plant; development of EPO is anticipated to commence in mid-2025 with first ore production expected in late 2026; development is expected to be capital efficient as the underground mine will be able to leverage the investment made in infrastructure as part of the Media Luna Project; based on the internal pre-feasibility study, underground mining rates at EPO are expected to average 1,680 tpd on an annualized basis between 2027 and 2035, based on the inaugural reserve of 781 koz AuEq, with the option to increase capacity up to 2,300 tpd through additional incremental investment; as per the internal pre-feasibility study, upfront development costs at EPO are estimated at $81.5 million including $16.0 million of contingency; direct costs of $52.0 million include $26.2 million of upfront underground development and construction; during 2025, the Company plans to invest $30.0 to $35.0 million in the development of EPO which includes costs related to completing an internal feasibility study as well as $5.0 million for an underground exploration decline, which were not included in the pre-feasibility study estimate; total sustaining capital expenditures over the life of EPO are forecast at $65.7 million, which does not yet consider any future resource definition drilling to upgrade additional resources to reserves and development required to access potential future reserve additions; permitting requirements are expected to be minimal; amendments to existing environmental approvals are expected to occur over the next several quarters and are not expected to impact development activities; in 2025, the Company plans to invest $45.0 million in exploration and drilling

47 Torex Gold Resources Inc. | TSX: TXG

activities, focusing on expanding resources, replacing reserves, and conducting drilling on several high-priority targets; a total of approximately 124,500 m of drilling is planned for the year, with the primary goal of replacing depletion and increasing resources within ELG and Media Luna Underground to support annual production of at least 450,000 oz AuEq beyond 2030; the EPO project will remain a key focus in 2025 as the Company aims to expand mineral resources to the north and upgrade existing resources with the objective of converting them into mineral reserves; planned expenditure for 2025 includes the development of an exploration decline, with the goal to efficiently upgrade and convert resources at EPO; an underground program is scheduled to commence in June, advancing from south to north in parallel with the development of the exploration tunnel; in 2025, drilling at Media Luna West is focused on further defining the mineralized boundaries, with the goal of delivering an inaugural inferred resource estimate by March 2026; the Company is advancing with permitting for access and platform construction at Media Luna East, with the drilling program scheduled to begin in the third quarter of 2025; the Company expects to fund the completion of the Media Luna Project and the development of EPO, and its exploration plans using available liquidity, including available credit facilities, and forecasted future cash flow; and production during the remaining quarters of 2025 is expected to be relatively consistent.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” “believes”, “potential”, “objective”, “target”, “guided”, “trends” or “tends” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “will occur,” or “be achieved.” Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including risks factors included herein and elsewhere in the Company’s public disclosure, including without limitation the Technical Report, the AIF, annual MD&A and the Climate Change Report.

Forward-looking information and statements are based on the assumptions discussed in the Technical Report, AIF and this MD&A, the annual MD&A, the Climate Change Report, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

May 7, 2025

48 Torex Gold Resources Inc. | TSX: TXG